UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-42374

SYNERGY CHC CORP.

(Exact name of registrant as specified in its charter)

Nevada	**99-0379440**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
770 Roosevelt Trail STE 8 #1016 N. Windham, Maine	**04062**
(Address of Principal Executive Offices)	(Zip Code)

(207) 321-2350
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.00001 per share	SNYR	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the last business day of the registrant's last completed second quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $13,010,344, based on the closing price per share of the registrant's common stock on June 30, 2025, as reported by The Nasdaq Stock Market. For the purposes of this disclosure, shares of common stock held by each executive officer, director and affiliate based on public filings and other information known to the registrant have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 27, 2026, there were 11,483,926 shares of common stock, par value $0.00001 per share, of the registrant issued and 11,303,853 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement with respect to the registrant's 2026 Annual Meeting of Stockholders (the "Proxy Statement"), which is to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ended December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (the "Annual Report") includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements." All statements other than statements of historical facts contained in this Annual Report may be forward-looking statements. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "continues," "anticipates," "expects," "seeks," "projects," "intends," "plans," "may," "will," "would" or "should" or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this Annual Report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of this Annual Report, which include, but are not limited to, risks related to the following:

- our ability to compete in our industry, including against competitors that have significantly greater financial, technical and marketing resources than we do;

- our ability to respond to customer preferences and successfully develop new and innovative products in a timely manner and effectively manage the introduction of new or enhanced products;

- risks related to a loss of, or material cancellation, reduction, or delay in purchases by, one or more of our largest customers;

- our outside suppliers and manufacturers failing to supply products in sufficient quantities and in a timely fashion;

- our ability to execute our strategic initiatives (including acquisitions);

- our ability to maintain the reputation of our brands;

- the risks related to consumers' perception of the safety and quality of our products as well as similar products distributed by other companies in our industry;

- the risks related to third parties asserting intellectual property infringement claims against us;

- the risks related to our planned expansion into additional international markets;

- the risks related to adverse economic conditions;

- the risks related to catastrophic events;

- our ability to retain key personnel, manage our business effectively, and continue to grow;

- the impact of numerous laws and regulations that apply to the manufacture, sale, and manufacturing of nutritional supplements, and compliance with these laws and regulations, as they currently exist or as modified in the future, on us and our suppliers;

- the risks related to product recalls;

- the risks related to product liability claims and litigation to prosecute such claims; and

- the other factors described in the "Risk Factors" section of this Annual Report.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Annual Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission ("SEC"). We cannot guarantee the accuracy of any such forward-looking statements contained in this Annual Report, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information regarding risks and uncertainties associated with our business, and important factors that could cause our actual results to vary materially from those expressed or implied in such forward-looking statements, please refer to the factors listed and described in this Annual Report and in our other Securities and Exchange Commission filings.

Risk Factor Summary

The following is a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled "Item 1A. Risk Factors" in this Annual Report.

- We operate in a highly competitive industry and our failure to compete effectively could materially and adversely affect our sales and growth prospects;

- Our failure to appropriately respond to changing consumer preferences and demand for new products or product enhancements could significantly harm our relationship with customers and our product sales, as well as our financial condition, operating results and cash flows;

- Our sales growth is dependent upon maintaining our relationships with a small number of existing large customers, and the loss of any one such customer could materially adversely affect our business and financial performance;

- If our outside suppliers and manufacturers fail to supply products in sufficient quantities and in a timely fashion, our business could suffer;

- Adverse or negative publicity could cause our business to suffer;

- We continue to explore new strategic initiatives, but we may not be able to successfully execute on, or realize the expected benefits from, the implementation of our strategic initiatives, and our pursuit of new strategic initiatives may pose significant costs and risks;

- The nutritional supplement industry increasingly relies on intellectual property rights and although we seek to ensure that we do not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us;

- We plan to expand into additional international markets, which will expose us to significant operational risks;

- We may experience product recalls, withdrawals or seizures, which could materially and adversely affect our business, financial condition, results of operations and cash flows;

- We and our suppliers are subject to numerous laws and regulations that apply to the manufacturing and sale of nutritional supplements, and compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, subject us or our suppliers to the risk of enforcement action or litigation, or otherwise adversely affect our business, results of operations, financial condition and cash flows; and

- The other factors described in the section entitled "Item 1A. Risk Factors" in this Annual Report.

PART I

Item 1.   Business

Unless the context otherwise requires, for purposes of this section, the terms "we," "us," "the Company" or "Synergy" refer to Synergy CHC Corp.

Our Company

We are a provider of consumer health care, beauty, and lifestyle products. Our current brand portfolio consists of two marquee brands, FOCUSfactor, a clinically-tested brain health supplement (this study was performed independently and is not related to any U.S. Food and Drug Administration ("FDA") -approved investigational new drug (IND) application) that has been shown to improve memory, concentration and focus, and Flat Tummy, a lifestyle and wellness brand that provides a suite of nutritional products to help women achieve their nutrition and weight management goals. Collectively, these brands are referred to as nutraceuticals. Our products are sold through some of the nation's leading club, mass drug, and other retailers such as Costco, Amazon.com, Walmart, Walgreens, BJ's, and The Vitamin Shoppe. Additionally, we have expanded into Canada and Mexico.

We built our brand portfolio through strategic acquisitions. We acquired the FOCUSfactor brand in January 2015 for cash consideration of $6.0 million, including earnout. In November 2015, we acquired our second marquee brand, Flat Tummy, for AUD 10.0 million (approximately $7.0 million), using a mix of cash and stock. Our capital structure following the acquisitions of our key brands in 2015 has been highly levered, and our focus has been on paying our debt and, as a result, we do not have the resources to grow our business. We have grown our FOCUSfactor brand from 3 SKUs at acquisition to over 34 SKUs, and our Flat Tummy Brand from 1 SKU to 13 SKUs. We use the term SKU, or stock-keeping unit, to refer to a product with a unique UPC (Universal Product Code), which is the barcode used to identify products.

We intend to accelerate the growth of both our FOCUSfactor supplements and FOCUSfactor energy Ready To Drink (RTD) products. Our asset-light business model, in which we partner with third-party manufacturers to produce our brand offerings, allows us to scale quickly and profitably while satisfying growing demand.

Our Brands

Our flagship brand, FOCUSfactor, is a brain health nutritional supplement with over 25 years of history and a clinically-tested formula (this study was performed independently and is not related to any FDA-approved IND application) comprised of a proprietary blend of key brain supporting ingredients along with vitamins, minerals, and other nutrients. We believe FOCUSfactor is the only product in its category whose entire formula has been shown to support memory, concentration and focus. Our FOCUSfactor brand consists of over 34 SKUs and is sold primarily through leading retailers in the United States, including Costco, Amazon.com, Walmart, Walgreens, BJ's, and The Vitamin Shoppe, in addition to selling direct to consumer through the FOCUSfactor website. Across three of our key partners, we have increased the number of SKUs sold through the retailer from the single SKU available at the beginning of our relationships in 2015 and 2016. In addition, we have increased our presence in retail locations for these key partners, resulting in a significant increase in points of distribution, defined as the number of SKUs multiplied by the number of retail locations for each retailer. We have also expanded the brand internationally into Canada (2020) and Mexico (2025).

FOCUSfactor has expanded into the beverage market with its focus plus energy RTD. According to Zion Research in January 2024, the global beverage market is large ($176 billion in 2022) and growing (projected 8.6% CAGR covering eight years from 2022 through 2030) with an expanding range of functional benefits such as energy, hydration, cognition/focus, weight loss, gut health and immunity. Examples such as Celsius and Beyond Raw offer dual-benefit products that deliver fat burning plus energy while C4 Smart Energy and FocusAid deliver focus plus energy. Additionally, consumers are looking for not only refreshing drinks but health perks such as zero sugar and low-calorie drinks. This consumer shift in preferences towards more functional benefits can be seen in the evolution of the energy RTD category where originally competitors like Red Bull and Monster delivered conventional energy, then the category offered more performance energy products with added vitamins and amino acids in products such as Reign and C4 Performance to products with more natural energy characteristics and then to the dual-benefit energy products that we see today.

FOCUSfactor is well-positioned to capitalize on the evolving energy RTD category (U.S. sales of $19.2 billion in 2023 and a CAGR of 6.3% from 2018 to 2023, according to Euromonitor in December 2023) with its new focus plus energy RTD. We believe this represents a major growth opportunity, with our dual-benefit RTD formula offering both focus and energy behind a 24+ year brand with strong heritage and awareness in the area of brain health. The FOCUSfactor brand name clearly communicates the differentiation benefit of adding focus to energy. The FOCUSfactor formula does not have to rely as heavily on caffeine as other brands such as Celsius, Bang, Reign and C4, as its formula is a balanced blend of vitamins, cognitive nutrients and caffeine all in a zero sugar, low calorie, great-tasting drink. The brand also delivers a significant value relative to many competitors. Additionally, FOCUSfactor has long-term relationships with large retailers where it has an established presence, which will assist in market penetration for its RTD products. FOCUSfactor is looking to attract both existing consumers of supplement products (typically customers over age 50) to RTDs as well as a younger demographic (aged 18-49).

FOCUSfactor has successfully demonstrated the ability to leverage its existing retailer relationships to expand its RTDs. From March 2023 through August 2023, FOCUSfactor conducted a five-month trial of its RTD products in 44 clubs of a warehouse club retailer throughout Texas with sales ranging from $550 per club per week to $2,382 per club per week. From April 2024 through July 2024, a second pilot was successfully completed at a major Canadian club retailer throughout Canada with results ranging from C$378 per club per week to C$2,206 per club per week.

Our second marquee brand, Flat Tummy, consists of a range of lifestyle and wellness products and accessories including tea, shakes, lollipops, supplements, apparel, and exercise accessories. We also provide a Flat Tummy mobile app, which, as of December 31, 2025, had approximately 2.0 million unique downloads and is intended as a tool to promote the Flat Tummy lifestyle centered around general wellness and health. Our Flat Tummy brand consists of 13 SKUs and is sold direct to consumer through the Flat Tummy website and application, as well as through Amazon.com, Target.com and iherb.com.

We also own six additional non-core brands. While we may elect to promote these brands and commercialize their products in the future, we have prioritized our key brands, FOCUSfactor and Flat Tummy, and management is focused on the growth of these core products.

Our Competitive Strengths

We believe that we have attributes that differentiate us from our competitors and provide us with significant competitive advantages. Our key competitive strengths include:

Well-Positioned in Growing Categories Driven by Favorable Consumer Trends

An increased focus on health, beauty and wellness by consumers has served as a tailwind for our brands. The nutritional supplement market has experienced significant growth across a range of areas including immune health, brain health, heart health, sleep/stress, and overall nutrition and wellness as a result of an aging population, increased obesity, pandemic concerns and a desire for more natural solutions and treatments over prescription medication. We believe that we are well positioned to benefit from these favorable trends. The brain health segment is slated to grow at 8% per year in the United States and 13% per year globally through 2030, according to Grand View Research. We believe our focus on lifestyle products has also benefited from the growth and prevalence of social media.

Results Backed by Independent Study for FOCUSfactor

We believe the FOCUSfactor brand is strengthened by an independent clinical study to support the product claims for improved memory, concentration, and focus. FOCUSfactor has been tested in a single-center, randomized, double-blind, placebo-controlled, parallel group study to evaluate its effect on memory, concentration, and focus in healthy adults. The study was not a clinical trial conducted pursuant to an FDA-approved IND application, and the FDA has not reviewed this study or evaluated these performance claims.

In this study, FOCUSfactor was tested on its entire 52-ingredient formulation rather than testing one or two ingredients within a formulation. FOCUSfactor was shown to provide a 44% increase in recall memory (an increase of 6.5 words compared to 4.5 words for the placebo group) after six weeks of use versus placebo. This differentiates FOCUSfactor from other brain-health supplements and is a prime reason why FOCUSfactor has been placed in premier retailers. This controlled study was conducted in healthy male and female subjects between the ages of 18 and 65 who were randomized in a control group and a placebo group. Subjects were compensated for their participation. See " — *FOCUSfactor Study*" for additional information.

Experienced Management Team with Proven Track Record of Value Creation

Our executive team has a combined 90 years of experience in consumer marketing and distribution and has been instrumental in acquiring and building our core brands. Management has exercised strong financial discipline in its acquisition strategy, with a focus on acquiring brands at attractive valuations. For example, we acquired FOCUSfactor for approximately 3x trailing EBITDA. Management's philosophy is to acquire promising brands that fit within our health, beauty and lifestyle offerings, and apply our marketing and distribution strategies to develop brands to their full potential. We believe we are adept at identifying promising opportunities that build out and complement our core brand portfolio.

Premier Retail Partners

Our premier retail partners include Costco, Amazon.com, Walmart, Walgreens, BJ's, and The Vitamin Shoppe and others. We sell products to these partners under their standard arrangements, which do not include a term or duration as sales under each vendor agreement are generally made on a purchase order basis. Our partners provide a platform to expand the breadth of our current offerings through product line extensions and new product innovation. We continue to introduce new SKUs to our current retail partners, such as the addition of FOCUSfactor RTDs and vision products to these retail partners and other channels. Additionally, the international footprint of certain of our various retail partners facilitates our geographic expansion plans.

Scalable and Flexible Asset-Light Model to Support Growth

Our focus is on brand management, marketing, product development and distribution, and we utilize contract manufacturing partners in order to produce our various brand offerings. The use of third-party manufacturing partners allows us to scale quickly, as we ensure that our partners have sufficient capacity to meet our demand needs. We also maintain multiple relationships with different contract manufacturers, ensuring diversification of our manufacturing base and reducing the likelihood of supply bottlenecks or deficits that could potentially slow our growth.

Our Growth Strategy

We intend to drive growth and increased profitability in our business through these key elements of our strategy:

Broaden Media Advertising Strategy

We have experienced significant acceleration in sales growth for the FOCUSfactor brand as a result of our television advertising in prior years. We launched a national advertising campaign in August 2020, which aired on major news and entertainment networks such as Fox News, CNN, MSNBC, TLC, and TNT, targeting adults 45 years of age and older. We anticipate a coordinated expansion of our advertising strategy during 2026, as we focus on pushing additional SKUs within our retail sales partner network to continue to build brand awareness and increase reach for FOCUSfactor. We also plan to continue to invest in online marketing to promote all of our brands, including social media and influencer driven marketing. We have also experienced significant growth through our increased distribution, which we continue to drive forward.

Acquire Brands which Complement Our Existing Portfolio

We will continue to evaluate acquisition opportunities that we believe fit well within our brand portfolio and create value for our stockholders, such as further retail expansion in nutraceuticals and market expansion in health and beauty. In spite of historical capital constraints, our opportunistic approach to acquisitions has resulted in a successful track record of identifying promising targets that align with our overall brand strategy in the health, beauty and lifestyle segments.

Partner with Additional Leading Retailers to Expand the Reach of Our Products

Based on the success of our products with our established leading retail partners, we believe that we are well positioned to add new retailers that will enhance our distribution footprint. We believe we have expansion opportunities with food retailers, including those focused on health foods.

Diversify Our Geographic Presence through Entry into New Markets

We seek to accelerate our sales growth by expanding and further diversifying our geographic footprint. For the year ended December 31, 2025, substantially all of our revenue was generated within North America. Our goal is to increase our revenues generated from new markets. As we target new international markets, our strategy is to develop highly competitive and differentiated products that are produced in-country for ease of entry, with support from our regulatory group and an in-country regulatory consultant to help expedite the approval process. We entered the Mexico market in the fourth quarter of 2025 and plan to enter Taiwan and Asia in 2026, initially with FOCUSfactor, followed by Flat Tummy. We then plan to expand our brands into Australia (where we have Therapeutic Goods Administration ("TGA") approval for our FOCUSfactor products). In addition, we are developing our marketing plans in compliance with applicable law and are initiating retailer meetings as we seek to gain distribution across these new retail markets.

Use Innovative Strategies to Boost Consumer Engagement

We have made investments in promoting an app for Flat Tummy and view this as a key aspect of growing our customer base and maintaining high levels of engagement. We have also focused on developing our social media presence, in particular through Instagram, in order to foster and grow our relationship with customers. Our brands appeal to both specific consumer needs as well as lifestyle choices and we seek to deepen our understanding of our customers and boost recognition of our brands through increased engagement.

Continue to Develop and Expand Our Current Brands

Our plan is to further develop and expand our brands by reaching a broader set of customers through advertising and product expansion. More specifically, we look to develop new products for our brands to satisfy the various customer segment opportunities (i.e., baby boomers, millennials, etc.) and satisfy various consumer needs as they relate to new and improved formulations, expanded and improved product benefits, alternative delivery formats and sizes. As we increase the product line-up behind our brands, we leverage our current retail distribution network by expanding our presence as well as adding incremental distribution with new retail partners. With a broader brand presence, we believe our advertising becomes even more efficient at driving sales velocity.

This is evidenced by our expanded FOCUSfactor product line, including focus and energy RTD and liquid shots that are marketed to a younger adult audience. In 2023, we successfully launched an RTD pilot program in the United States through a major retailer. Additionally, in the second quarter of 2024, we launched three core FOCUSfactor focus and energy RTD products in Canada. In the first quarter of 2025, we introduced new complementary products to the Flat Tummy line-up, including new protein shakes, GLP-1 support products and pre-workout powders. In the fourth quarter of 2025, we introduced FOCUSfactor to Mexico.

Marketing and Sales

Our targeted, consumer-driven marketing strategy has been key to building our brands and driving revenue growth. We manage dedicated marketing strategies for each of our brands in order to build deep connections with our customers.

FOCUSfactor. Our marketing strategy for FOCUSfactor is primarily focused on increased distribution and advertising campaigns that appeal to the demographics of our wellness focused customer base.

We also utilize in-store promotions along with online and social media advertising to promote our FOCUSfactor brand. We leverage the following online and social media assets as part of our marketing strategy:

- **Website:** Our FOCUSfactor website helps to educate and inform consumers on our line of products. The website also serves as a direct-to-consumer sales channel for most FOCUSfactor products.

- **Instagram:** Our main social media platform is Instagram. As of December 31, 2025, we had approximately 332,000 followers.

- **FOCUSfactor — Brain Hub App:** Early in 2021 we launched our Brain Hub app on the Android and Apple iOS platforms to provide an additional point of engagement with customers. The app contains a library of brain games and guided meditation sessions on topics related to mindfulness and brain health in order to keep consumers engaged. As of December 31, 2025, we have approximately 17,000 app downloads.

Flat Tummy. We employ a primarily online and social media driven strategy for our Flat Tummy brand. The brand is focused primarily on women. We employ campaigns to reach our core target segments through a mix of traditional online advertising as well as influencer-based marketing.

- **Website:** Our Flat Tummy website acts as a platform for engagement with our customers. In addition to offering a direct-to-consumer sales channel for our products, we also host a lifestyle blog on our website with a focus on health and fitness.

- **Instagram:** Our primary social media platform is Instagram. As of December 31, 2025, we had approximately 1.7 million followers. Our marketing strategy for Flat Tummy seeks to leverage our large online following to promote products from across the Flat Tummy brand. More recently we have engaged with social media influencers as a new strategy to promote our products.

- **Facebook:** As of December 31, 2025, we had approximately 524,000 followers. We mainly use the platform to share promotions and to relay content and advertisements.

- **Flat Tummy App:** Our Flat Tummy app had approximately 1.9 million unique downloads as of December 31, 2025, across both the Apple and Android platforms. The app provides customized workouts, nutrition information, and diet plans. The app is currently free to customers; however, we are exploring different strategies to monetize our large user base.

FOCUSfactor Study

FOCUSfactor has been tested in a single-center, randomized, double-blind, placebo-controlled, parallel group study to evaluate its effect on memory, concentration, and focus in healthy adults. The controlled study was conducted in normal, healthy, male and female subjects between the ages of 18 and 65 who had responded to advertisements. A total of 96 subjects were enrolled and randomized to one of the two treatment groups (FOCUSfactor and placebo). Subjects were compensated for their participation. The study was sponsored by Factor Nutrition Labs, LLC, the developer of FOCUSfactor, and was conducted in 2011 at Cognitive Research Corporation ("CRC") in Saint Petersburg, Florida. The sponsor, in consultation with CRC, was responsible for study design including selection of dose, eligibility criteria, efficacy and safety assessments, and vitamin/nutraceutical supply. CRC, a contract research organization, was responsible for data collection, database preparation, overall project management, site monitoring, data management, statistical analyses, and preparation of the final study report.

The primary endpoint was sum recall for five trials of the Rey Auditory Verbal Learning Test (RAVLT), a standardized neuropsychological test of memory. The RAVLT is one of the most commonly used tests of memory in psychopharmacology research. The test was originally developed in the 1940s and has proven useful in evaluating verbal learning and memory, including proactive inhibition, retroactive inhibition, retention, encoding versus retrieval, and subjective organization. The standard RAVLT begins with a subject being read a list of 15 unrelated words at the rate of one word per second. The examiner then asks the subject to recall as many words as possible. This procedure is then repeated four more times with the same list of words and the number of correct responses is summed. This summed score was chosen as the primary outcome measure, or endpoint, for the current study.

The study demonstrated that, compared to placebo, FOCUSfactor improved abilities referred to as memory (i.e., short term memory), attention (e.g., focus), concentration and working memory in healthy adults. Following six weeks of treatment, subjects who received FOCUSfactor had a mean increase in recall of 6.5 words compared to 4.5 words for those who received placebo (t = -4.32, df = 87, p <0.001). The total words recalled over the five trials following six weeks of treatment (corrected for baseline score) was 51.9 words for subjects receiving FOCUSfactor compared to 49.7 words for subjects receiving placebo (t = -2.98, df = 87, p = 0.002). The significant effect on the RAVLT summed score supports the hypothesis that FOCUSfactor improves memory, attention (e.g., focus), and concentration. In addition, FOCUSfactor was found to be very well tolerated.

Our History

We were organized as a corporation under the laws of the State of Nevada on December 29, 2010 under the name "Oro Capital Corporation." In April 2014, Synergy Strips Corp., a Delaware corporation, became our wholly-owned subsidiary, and we changed our name from "Oro Capital Corporation" to "Synergy Strips Corp." In August 2015, we changed our name to "Synergy CHC Corp." In January 2019, our other U.S. subsidiaries, Neuragen Corp., Sneaky Vaunt Corp., The Queen Pegasus Corp. and Breakthrough Products Inc., merged with and into the Company. In July 2021, we acquired Hand MD Corp. as a wholly-owned subsidiary.

We were a public reporting company until July 17, 2020, the date on which we filed a Form 15 to voluntarily suspend our duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result of our public offering in October 2024, we became subject again to the information and reporting requirements of the Exchange Act and we file periodic reports, proxy statements and other information with the SEC.

Our Industry

The global nutritional supplement market is expected to grow at a compound annual growth rate (CAGR) of approximately 9.3% from 2018 to 2028 according to Inkwood Research. One of the drivers of this growth is the increasing availability of over-the-counter products as an alternative to prescription medication.

FOCUSfactor competes in the brain health supplement category. The global brain health supplements market was estimated to be $8.6 billion in 2022 and is expected to grow at a compound annual growth rate of 13.3% from 2023 to 2030, according to Grand View Research. The industry is fragmented, with both global and domestic competitors, which gives us an opportunity to scale and continue to take market share.

Our Flat Tummy brand competes in the weight management and wellbeing market, which in 2022 was estimated to be a $11.3 billion global market, with forecasted growth of 4.0% annually from 2023 to 2032, according to Business Research Insights.

Demographic trends and changing consumer habits, including a focus on reducing obesity prevalence, have been drivers of this market. We expect these trends will benefit the Flat Tummy brand and allow for new and innovative products to appeal to the changing market demographics.

Research and Development

The development of new products is comprised of two distinct steps. First, our marketing team reviews new product opportunities by analyzing market data and consumer trends in the market as well as products offered by our competition and then develops preliminary new product concepts which include claims/benefits, delivery form, packaging, and pricing targets, among others. We then work with our third-party manufacturers and leverage their research and development to finalize our new product initiative (including formula and specifications), as these partners are experienced in product development and formulation. When we acquire a brand, we typically further expand the SKUs under that brand, through internal development and with our existing partners. Generally, we take ownership of the formulas and related intellectual property, unless the products use a generic formulation.

Manufacturing and Related Operations

Our company collaborates with external manufacturers, known for their reliability, to produce our diverse range of products. We carefully select partners based on their expertise and manufacturing capabilities, ensuring our products are of the highest quality. The FOCUSfactor line is produced by several respected manufacturers, including Nutrition Formulators Inc., Vit-Best Nutrition, Multi-Pak Packaging, ProTab Laboratories and Tailored Bottling Solutions to ensure supply continuity and support brand growth. For the Flat Tummy line, we work closely with manufacturers, including Caraway Tea Company, Nutrition Formulators Inc., and Clever Foods.

Distribution

Most of our revenues are generated through the retail channels, primarily due to our FOCUSfactor brand which is sold mainly through leading retailers. These retailers include club, mass, drug and other retailers such as Costco, Amazon.com, Walmart, Walgreens, BJ's, and The Vitamin Shoppe. All of our brands are also sold directly to consumers through their respective brand websites.

Competition

The U.S. nutritional supplements retail industry is a large and highly fragmented industry with few barriers to entry. We compete against other domestic and international manufacturers, specialty retailers, mass merchants, multi-level marketing organizations, mail-order and direct-to-consumer companies, and e-commerce companies. This market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. Certain of our competitors may have significantly greater financial, technical and marketing resources than we do, and may be able to adapt to changes in consumer preferences more quickly, devote greater resources to the marketing and sale of their products, or generate greater brand recognition. In addition, our competitors may be more effective and efficient in introducing new products.

Although there are many competing products on the market across our product categories, we believe that the FOCUSfactor brand is strengthened by an independent study to support its claim of improving memory, concentration and focus. FOCUSfactor's competitors include a wide range of products, from targeted brain-enhancement supplements to indirect competitors such as energy drinks that claim to improve concentration. Our Flat Tummy brand competes in well-established segments with a diverse range of competition both domestically and internationally.

Government Regulation

Domestic (United States) Overview

The processing, formulation, safety, manufacturing, packaging, labeling, advertising and distribution of our products in the United States are subject to regulation by several agencies, including the FDA, the Federal Trade Commission (the "FTC"), the Consumer Product Safety Commission, and by various agencies and programs of the states and localities in which our products are sold. The FDA, which exercises regulatory authority over foods, dietary supplements (a subset of the foods category), and cosmetics, is the primary U.S. regulatory body for the product categories in which we participate within the U.S. market. While the FDA doesn't mandate pre-approval or registration for dietary supplements or food products, it does stipulate that these items must adhere to current good manufacturing practices ("cGMPs") and be produced in FDA-registered and audited facilities. Additionally, the FDA exercises regulatory oversight of ingredients and labeling of these products.

All FOCUSfactor products and Flat Tummy products are governed by the FDA regulations in 21 CFR Part 111 (dietary supplements) or 21 CFR Part 117 (foods). Neuragen (NDC 15377-010-04) is a homeopathic product and has not been evaluated by the FDA for safety or efficacy. The FDA is not aware of scientific evidence to support homeopathy as effective. UrgentRx is an over-the-counter ("OTC") drug, which has specific regulatory requirements, including ingredient and manufacturing requirements. Under the OTC monograph system, selected OTC drugs are generally recognized as safe and effective and do not require the submission and approval of a new drug application. The FDA OTC monographs include well-known ingredients and specific requirements for permitted indications, required warnings and precautions, allowable combinations of ingredients and dosage levels. Products marketed under the OTC monograph system must conform to specific quality, formula and labeling requirements. We do not currently sell UrgentRx.

The U.S. Food and Drug Administration

Dietary Supplements and Foods

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") amended the Federal Food, Drug, and Cosmetic Act (the "FD&C Act") to establish a new framework governing the composition, safety, labeling, manufacturing and marketing of dietary supplements. Generally, under the FD&C Act, dietary ingredients (i.e., vitamins; minerals; herbs or other botanicals; amino acids; or dietary substances for use by humans to supplement the diet by increasing total dietary intake; or any concentrate, metabolite, constituent, extract or combination of any of the above) that were marketed in the United States prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. "New" dietary ingredients (i.e., dietary ingredients that were not marketed in the United States before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been "present in the food supply as an article used for food" without being "chemically altered." A new dietary ingredient notification must provide the FDA evidence of a "history of use or other evidence of safety" establishing that use of the dietary ingredient "will reasonably be expected to be safe." A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. The FDA may determine that a new dietary ingredient notification does not provide an adequate basis to conclude that a dietary ingredient is reasonably expected to be safe.

Such a determination could prevent the marketing of such dietary ingredient. In 2011 and 2016, the FDA issued draft guidance setting forth recommendations for complying with the new dietary ingredient notification requirement. In 2024, FDA has issued another guidance finalizing New Dietary Ingredient Notification ("NDIN") procedures and timeframes, noting that other parts of the 2016 draft guidance will be finalized in due time. Although FDA guidance is non-binding and does not establish legally enforceable responsibilities, and companies are free to use an alternative approach if the approach satisfies the requirements of applicable laws and regulations, FDA guidance is a strong indication of the FDA's view on the topic discussed in the guidance, including its position on enforcement. At this time, the NDIN draft guidance, and finalized timelines and procedures guideline are not anticipated to have a material impact on our operations. As a part of our product development process, ingredients in products are vetted for compliance with FDA's regulations for dietary supplements. Any ingredient suspected to fall under the NDIN classification is further vetted to confirm the ingredient is Generally Recognized As Safe (GRAS) or that the ingredient manufacturer/distributor has submitted NDIN to the FDA.

The FDA or other agencies could take actions against products or product ingredients that, in their determination, present an unreasonable health risk to consumers that would make it illegal for us to sell such products. In addition, the FDA could issue consumer warnings with respect to the products or ingredients in such products that we sell. Such actions or warnings could be based on information received through FD&C Act-mandated reporting of serious adverse events.

The Bioterrorism Act, enacted in 2002, is a U.S. federal law aimed at bolstering the nation's ability to prevent, prepare for, and respond to bioterrorism and other public health emergencies. Key provisions include mandatory registration of food facilities with the FDA, prior notification of imported food shipments, recordkeeping requirements for food facilities, and the FDA's authority to administratively detain food products posing serious health risks. This legislation enhanced food safety by facilitating better monitoring of food facilities and imports, improving traceability and recall efforts, and strengthening the FDA's ability to respond swiftly to potential threats to public health.

In June 2007, pursuant to the authority granted by the FD&C Act as amended by DSHEA, the FDA published detailed current Good Manufacturing Practice ("cGMP") regulations that govern the manufacturing, packaging, labeling, and holding operations of dietary supplement manufacturers. The cGMP regulations, among other things, imposed significant recordkeeping requirements on manufacturers. The cGMP requirements are in effect for all dietary supplement manufacturers, and the FDA conducts inspections of dietary supplement manufacturers pursuant to these requirements. The failure of a manufacturing facility to comply with the cGMP regulations renders products manufactured in such facility "adulterated," and subjects such products and the manufacturer to a variety of potential FDA enforcement actions. In addition, the Food Safety Modernization Act ("FSMA"), which was enacted in January 2011, aimed to modernize and strengthen the food safety system by shifting the focus from responding to foodborne illness outbreaks to preventing them. The act granted the FDA new regulatory authority over the way foods are grown, harvested, and processed. It also required food facilities to implement preventive controls to identify and address potential hazards in their operations. FSMA represents a fundamental shift in food safety regulation, emphasizing prevention, risk-based approaches, and enhanced collaboration throughout the food supply chain, which has increased the costs of dietary ingredients and has subjected the suppliers of such ingredients to more rigorous inspections and enforcement. FSMA also requires importers of food, including dietary supplements and dietary ingredients, to conduct verification activities to ensure that the food or ingredients they import meet applicable domestic requirements.

We take several actions to ensure manufacturers we engage comply with the Bioterrorism Act, have implemented FSMA procedures (as applies), and are operating under cGMPs. As is common in our industry, we rely on our third-party suppliers and manufacturers to have policies and procedures that ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. Internally, we have a set of supplier onboarding procedures that ensure that the third-party facilities are registered with the FDA and are operating a quality system up to cGMP standards for the respective product category. We make an intentional effort to engage manufacturers that have additional quality certifications and third-party audits, such as food safety certifications under the Global Food Safety Initiative (GFSI) or dietary supplement cGMP certifications audited by the National Sanitation Foundation (NSF), whenever possible. During this onboarding process, the supplier's history is also researched for any recent recalls, warning letters, or import alerts related to their facility or products manufactured by the supplier. Additionally, each third-party manufacturer is required to enter into a quality agreement with us. This document specifically outlines responsibilities and cGMP/documentation expectations for each party. In general, we also seek representations and warranties, indemnification and/or insurance from our vendors. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operations. A removal or recall could also result in negative publicity and damage to our reputation which could reduce future demand for our products. In such case, we may attempt to offset any losses related to recalls and removals with reformulated or alternative products; however, there can be no assurance that we would be able to offset all or any portion of losses related to any future removal or recall.

The FD&C Act permits structure/function claims to be included in labels and labeling for dietary supplements without FDA pre-market approval. However, companies must have substantiation that the claims are "truthful and not misleading," and must submit a notification with the text of the claims to the FDA no later than 30 days after marketing the dietary supplement with the claims. Permissible structure/function claims may describe how a particular nutrient or dietary ingredient affects the structure, function, or general well-being of the body, or characterize the documented mechanism of action by which a nutrient or dietary ingredient acts to maintain such structure or function. The label or labeling of a product marketed as a dietary supplement may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease (i.e., a disease claim). If the FDA determines that a particular structure/function claim is an unacceptable disease claim that causes the product to be regulated as a drug, a conventional food claim, or an unauthorized version of a "health claim," or, if the FDA determines that a particular claim is not adequately supported by existing scientific data or is false or misleading in any particular way, we would be prevented from using the claim and would have to update our product labels and labeling accordingly. We have an in-house regulatory team that reviews the scientific literature and develops substantiation as part of the product development process to ensure the crafting of compliant structure-function claims and product positioning. Our regulatory team engages in the review of web copy, e-commerce copy, and other marketing copy at the request of the brand directors of each respective brand.

In addition, DSHEA provides that so-called "third-party literature," e.g., "a publication, including an article, a chapter in a book, or an official abstract of a peer-reviewed scientific publication that appears in an article and was prepared by the author or the editors of the publication" supplements, when reprinted in its entirety, may be used "in connection with the sale of a dietary supplement to consumers" without the literature being subject to regulation as labeling. Such literature: (1) must not be false or misleading; (2) may not "promote" a particular manufacturer or brand of dietary supplement; (3) must present a balanced view or is displayed or presented with other such items on the same subject matter so as to present a balanced view of the available scientific information; (4) if displayed in an establishment, must be physically separate from the dietary supplements; and (5) should not have appended to it any information by sticker or any other method. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating such literature with our products, and any continued dissemination could subject our product to regulatory action as an illegal drug.

The FDA has broad authority to enforce the provisions of federal law applicable to dietary supplements, including powers to issue a public warning or notice of violation letter to a company, publicize information about illegal products, detain products intended for import, require the reporting of serious adverse events, require a recall of illegal or unsafe products from the market, and request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in United States courts.

Federal Trade Commission

The FTC exercises jurisdiction over the advertising of all products, including foods, dietary supplements and cosmetics, and requires that all advertising to consumers be truthful and non-misleading. The FTC actively monitors the dietary supplement space and has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims or practices. These enforcement actions have resulted in consent decrees and significant monetary judgments against the companies and/or individuals involved. Regulators require a company to convey product claims clearly and accurately and further require marketers to maintain adequate substantiation for their claims. More specifically, the FTC requires such substantiation to be based upon competent and reliable scientific evidence and requires a company to have a reasonable basis for the expressed and implied product claim before it disseminates an advertisement. A reasonable basis is determined based on the claims made, how the claims are presented in the context of the entire advertisement, and how the claims are qualified. The FTC's standard for evaluating substantiation is designed to ensure that consumers are protected from false and/or misleading claims by requiring scientific substantiation of product claims at the time such claims are first made. The failure to have this substantiation violates the Federal Trade Commission Act.

Foreign

Our products sold in foreign countries are also subject to regulation under various national, local, and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, testing, advertising, and distribution of these products within their respective categories. Some foreign entities categorize these products/formulations as "Medicines" or subsets of a medicinal category instead of as "food supplements" or "dietary supplements", based on the regionally-specific regulations and the nature of the product. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products.

In foreign markets, our regulatory department works with an in-country regulatory consultant group to guide us through the regulatory process needed to launch our product in a particular country such as Canada, the United Kingdom and Australia. For example, Canada and Australia require a product submission packet and approval from Health Canada ("HC") and the TGA, respectively, for products that would be considered "Natural Health Products" (in Canada) or "Listed Medicines" (in Australia). In the United Kingdom, on the other hand, no formal regulatory submission or pre-approval is needed for products within the food supplement category. Launch timing varies by country. In the United States and United Kingdom, once a formula is established and labeling has been approved by our regulatory and legal advisors, the product can be launched upon production. The Australian approval process generally takes four to eight weeks from the time the packet is submitted, while in Canada the approval process can take from six to twelve months from submission.

In Canada, HC has oversight over our FOCUSfactor and Flat Tummy products. Our FOCUSfactor and Flat Tummy products are considered natural health products ("NHPs") by HC, and each has been issued, so they each have a natural product number ("NPN") that was assigned by HC upon its review and approval. This applies to all products currently marketed or licensed in Canada, except for the FOCUSfactor energy drinks, which are considered supplemented foods and are not subject to pre-approval. Energy drinks are instead subject to supplemented foods regulations and manufacturing standards.

In the United Kingdom, FOCUSfactor products are considered food supplements that are regulated by the Food Standards Agency ("FSA"). There is no requirement for licensing or registering food supplement products in the United Kingdom. Products must comply with relevant food law, which include formulation/ingredient restrictions, specific labeling requirements, and other parameters. Brexit has introduced significant challenges for the sale of food supplements from the UK into the EU. These challenges primarily stem from regulatory misalignment and new border controls. Previously, products could be freely traded within the EU under harmonized regulations, but now, UK-based supplements must adhere to separate EU regulations to be sold in the European market. This necessitates costly and time-consuming compliance efforts, including product testing and re-labelling. Additionally, customs procedures and tariffs introduced post-Brexit have further impeded the flow of goods, increasing costs for businesses and potentially limiting consumer access to certain products. Flat Tummy products are not currently sold in the United Kingdom.

In Australia, FOCUSfactor products are "Listed Medicines" that are regulated by the TGA and require an AUST L (Australia Listed Medicine) number. Listed Medicines are regulated by the TGA, and the advertising of these products is also regulated by the TGA under the Therapeutic Goods Advertising Code ("TGAC"). Flat Tummy products are not currently sold in Australia.

New Legislation or Regulation

Legislation may be introduced which, if passed, would impose substantial new regulatory requirements on dietary supplements. We cannot determine what effect additional domestic or international governmental legislation, regulations, or administrative orders, when and if promulgated, would have on our business in the future. New legislation or regulations may require the reformulation or revised labeling of certain products to meet new standards, require the recall or discontinuance of certain products not capable of reformulation, or impose additional record keeping or submission requirements. Moreover, emerging or future regulations might introduce additional challenges beyond those currently foreseen, further affecting the industry landscape.

Fragmented state-level regulations develop in the United States from time-to-time. One such bill, the New York Weight Loss Products Bill, effective as of April 22, 2024, imposes stricter regulations on weight loss and athletic performance products. Among its provisions, it requires manufacturers to implement age verification measures for the sale of consumers in the state of New York. Despite its passage, opposition from industry trade groups persists, citing concerns over its impact on the dietary supplement industry. Another noteworthy and continuously-evolving state-level regulation is Proposition 65, which is a California initiative that governs the presence of some chemicals and associated warnings and is managed by the California Office of Environmental Health Hazard Assessment (OEHHA).

On a federal level in the United States, repeated legislative attempts have been made within the last several years to introduce a mandatory product listing (MPL) for the dietary supplement industry through the FDA, which would require notification to the FDA before bringing a product to the market and for label information to be submitted to and maintained in a central database. While the most recent MPL attempt failed in 2022, the FDA's outlined budget and legislative proposals for 2026 continue to include the modernization of DSHEA regulations and the introduction of an MPL. Several trade association groups within the dietary supplement industry continue to express opposition to the current proposal, citing a clear lack of scope and definition of what it ultimately may require.

In Canada, Health Canada is in the process of reviewing and updating the database of ingredient and product monographs. While this effort is considerably focused on the clarification and harmonization of existing monographs and resources, the changing of certain ingredient monographs may have the potential to impact formulation or labeling, if any such ingredient is included in one of our licensed products. If this does occur, Health Canada is expected to provide phase-in and guidance for any such changes. Health Canada has also provided updated labeling formatting for NHPs, with a compliance date for existing products of 2028. Concurrently, Health Canada is in the consultation period for an updated fee schedule for Health Canada-related activities, such as the review of product submission packets, site licensing, and other activities relevant to maintaining operations and regulatory compliance in Canada. These discussions are still ongoing, but present potential additional future expenses to companies with natural health product registrations in the Canadian regions, as well as manufacturers or importers of such products. The benefit of this proposed pay scheme is that it may significantly reduce the number of product submissions from other companies in the Canadian market, which may reduce competition in the Canadian market and perhaps reduce review timelines by Health Canada for new product registrations and other such activities, therefore decreasing the time barrier to entry.

Intellectual Property

We own 27 trademarks that have been registered with the United States Patent and Trademark Office and have filed applications to register additional trademarks. In addition, we claim domestic trademark and service mark rights in numerous additional marks that we use. We own a number of trademark registrations in countries outside the United States. Federally registered trademarks in the United States have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. Most foreign trademark offices use similar trademark renewal processes. We regard our trademarks and other proprietary rights as valuable assets and believe they make a significant positive contribution to the marketing of our products.

We protect our legal rights concerning our trademarks by appropriate measures, which may include legal action. We possess a portfolio of both registered and unregistered (i.e., common law) trademarks. In certain circumstances, we seek and obtain registrations for our trademarks, which may confer certain advantages, and the decision to register a trademark is made on a case-by-case basis. We have registered and intend to register certain trademarks in certain limited jurisdictions outside the United States where our products are sold, but we may not register all or even some of our trademarks in every country in which we conduct business or intend to conduct business.

We owned U.S. Patent 8,329,227 covering FOCUSfactor's proprietary formulation "for enhanced mental function." This patent was issued by the United States Patent and Trademark Office in December 2012 and expired in April 2025.

In addition to this intellectual property, we also rely on our proprietary knowledge and ongoing technological innovation to develop a competitive position in the market for our products. Each of our patents and know-how are integral to the conduct of our business and the loss of any could have a material adverse effect on our business.

Human Capital Management

We recognize that attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders and stockholders. We invest in our employees through continuously improving benefits and various health and wellness initiatives, and offer competitive compensation packages, working to continuously improve fairness in internal compensation practices.

As of December 31, 2025, we had 28 full-time employees. We believe that the employer-employee relationships in our Company are positive. We have no labor union contracts.

Item 1A.   Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this Annual Report before deciding whether to invest in our common stock. If any of the following risks are realized, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business, results of operations and cash flows. Some statements in this Annual Report, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business, Strategy and Industry

We operate in a highly competitive industry and our failure to compete effectively could materially and adversely affect our sales and growth prospects.

The U.S. nutritional supplements retail industry is a large and highly fragmented industry with few barriers to entry. We compete against other domestic and international manufacturers, specialty retailers, mass merchants, multi-level marketing organizations, mail-order and direct-to-consumer companies, and e-commerce companies. This market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. As certain products become more mainstream, with broader distribution, we may experience increased competition for those products. Increased competition from companies that distribute through retail, e-commerce or wholesale channels could have a material adverse effect on our financial condition, results of operations and cash flows. Certain of our competitors may have significantly greater financial, technical and marketing resources than we do, and may be able to adapt to changes in consumer preferences more quickly, devote greater resources to the marketing and sale of their products, or generate greater brand recognition. In addition, our competitors may be more effective and efficient in introducing new products. Furthermore, if we fail to maximize the efficiency of our ship direct to customers strategies, or fail to provide our customers with an attractive omni-channel experience, our business, results of operations and cash flows could be materially and adversely affected. We may not be able to compete effectively, and any of the factors listed above may cause price reductions, reduced margins and losses of our market share.

Our failure to appropriately respond to changing consumer preferences and demand for new products or product enhancements could significantly harm our relationship with customers and our product sales, as well as our financial condition, operating results and cash flows.

Our business is subject to changing consumer trends and preferences, including rapid and frequent changes in demand for products, new product introductions and enhancements. Our failure to accurately predict these trends could negatively impact consumer opinion of our products, which in turn could harm our customer relationships and cause the loss of sales. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to:

- accurately anticipate consumer needs;

- innovate and develop new products or product enhancements that meet these needs;

- successfully commercialize new products or product enhancements in a timely manner;

- price our products competitively;

- manufacture and deliver our products in sufficient volumes and in a timely manner; and

- differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could negatively impact our revenues, financial condition, operating results and cash flows.

We depend on a small number of large retailers for a significant portion of our sales. Our sales growth is dependent upon maintaining our relationships with existing customers, and the loss of any one such customer could materially adversely affect our business and financial performance.

Certain retailers make up a significant percentage of our products' retail volume. For the year ended December 31, 2025, our top two customers accounted for 79% of our revenue. For the year ended December 31, 2024, our top two customers accounted for 73% of our revenue. We sell products to our customers under their standard vendor agreements. These vendor agreements do not include a term or duration as sales under each vendor agreement are generally made on a purchase order basis, and do not include any termination provisions. The loss of sales of any of our products in a major retailer, or the reduction of purchasing levels or the cancellation of any business from a major retailer, could have a material adverse effect on our business and financial performance. In addition, if we were to lose one or more of these retailers as a distribution channel for our products, we can make no assurances that we will be able to find a comparable retailer to replace such relationship or that we will be able to find a replacement at all, which could negatively impact our revenues, financial condition, and operating results.

If our outside suppliers and manufacturers fail to supply products in sufficient quantities and in a timely fashion, our business could suffer.

Contract manufacturers produce all of our products. Our contract manufacturers acquire all of the raw materials for manufacturing our products from third-party suppliers. We also depend on outside suppliers for the packaging materials for our products. In the event we were to lose any significant suppliers or contract manufacturers and have trouble in finding or transitioning to alternative suppliers or manufacturers, it could result in product shortages or product back orders, which could harm our business. There can be no assurance that suppliers will be able to provide our contract manufacturers the raw materials in the quantities and at the appropriate level of quality that we request or at a price that we are willing to pay. We are also subject to delays caused by any interruption in the production of these materials including weather, disease, crop conditions, climate change, transportation interruptions and natural disasters or other catastrophic events. Our profit margins and timely product delivery are dependent upon the ability of our suppliers and contract manufacturers to supply us with products in a timely and cost-efficient manner. Our ability to enter new markets and sustain satisfactory levels of sales in each market depends on the ability of our suppliers and contract manufacturers to provide required levels of ingredients and products and to comply with all applicable regulations. The failure of our outside suppliers or manufacturers to supply ingredients or produce our products could materially adversely affect our business operations. We believe we have dependable suppliers for all of our ingredients, and we have identified alternative suppliers and manufacturers for all of our ingredients and products. If our suppliers are unable to perform, any delay in replacing or substituting such ingredients could adversely affect our business.

While our exposure to international markets and foreign sourcing is limited, we may still be indirectly affected by global trade developments.

We primarily operate within the United States, and in 2025 and 2024, international sales accounted for 10.1% and 11.5%, respectively, of our total revenue. We purchase only finished goods from third-party manufacturers and do not engage in the direct sourcing of raw materials. This structure limits our direct exposure to international markets, tariffs, and global supply chain disruptions.

However, because our manufacturers may source raw materials from abroad, changes in international trade policies, tariffs, or geopolitical tensions could still affect our supply chain and cost of goods. Any disruptions or cost increases experienced by our manufacturers may impact the availability or pricing of the products we purchase. While our current structure mitigates many of the risks associated with global sourcing, we cannot eliminate the possibility that future global events or trade policies may have an adverse effect on our business, financial condition, results of operations or cash flows.

A downturn in the economy could affect consumer purchases of discretionary items such as the health and wellness products that we offer, which could have an adverse effect on our business, financial condition, profitability, and cash flows.

We offer a broad selection of health and wellness products. A downturn in the economy could adversely impact consumer purchases of discretionary items such as health and wellness products. The United States and global economies may slow dramatically as a result of a variety of factors, including turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, the state of the housing markets, and volatility in worldwide stock markets. In the event of such economic downturn, the U.S. and global economies could become significantly challenged in a recessionary state for an indeterminate period of time. Inflation or other changes in economic conditions that negatively affect demand for discretionary items could adversely affect our revenue. These economic conditions could cause many of our existing and potential customers to delay or reduce purchases of our products for some time, which in turn could harm our business by adversely affecting our revenues, results of operations, cash flows and financial condition. We cannot predict these economic conditions or the impact they would have on our consumers or business.

Adverse or negative publicity could cause our business to suffer.

Our business depends, in part, on the public's perception of our integrity and the safety and quality of our products. Any adverse publicity could negatively affect the public's perception about our industry, our products, or our reputation and could result in a significant decline in our operations. Specifically, we are susceptible to adverse or negative publicity regarding:

- the nutritional supplements industry;

- skeptical consumers;

- competitors;

- the safety and quality of our products and/or our ingredients;

- any recalls or adverse health consequences of our competitors' products;

- regulatory investigations of our products or our competitors' products; and

- scandals or regulatory investigations regarding the business practices or products of our competitors.

We continue to explore new strategic initiatives, but we may not be able to successfully execute on, or realize the expected benefits from, the implementation of our strategic initiatives, and our pursuit of new strategic initiatives may pose significant costs and risks.

Our strategic initiatives are focused on, among other things, new product acquisition, new customer acquisition, improving the customer experience through the roll-out of initiatives including increasing customer engagement and personalization, improving the omni-channel experience (including in stores as well as through the internet and mobile devices), providing a relevant and inspiring product assortment and improving customer loyalty and retention. We also continually evaluate acquisition opportunities that we believe fit well within our brand portfolio and create value for our stockholders. Our future operating results are dependent, in part, on our management's success in implementing these and other strategic initiatives, and as a result could divert management's attention from our existing business as management focuses on developing these initiatives and related operations. Also, our short-term operating results could be unfavorably impacted by the opportunity and financial costs associated with the implementation of our strategic plans or the completion of any acquisitions, and we might not realize the benefits from such strategies. In addition, we may not be successful in achieving the intended objectives of the strategic initiatives (including acquisitions) in a timely manner or at all. We may choose to fund any acquisitions by way of (i) debt, which would subject us to additional covenant obligations and liquidity constraints, (ii) cash, which could divert working capital away from our existing business, or (iii) equity, which would result in dilution for existing stockholders, or any combination of the foregoing. There can also be no guarantee that we will be able to obtain debt on favorable terms, or at all.

As has been the case with our historical acquisition transactions, future business combinations could involve the acquisition of significant tangible and intangible assets, which could require us to record ongoing amortization expense with respect to identified intangible assets acquired. In addition, we may need to record write-downs from future impairments of identified tangible and intangible assets and goodwill. These and other similar accounting charges would reduce any future earnings or increase any losses. In future acquisitions, we could also incur debt to pay for acquisitions or issue additional equity securities as consideration, either of which could cause our stockholders to suffer significant dilution. Additionally, our ability to utilize net operating loss carryforwards, if any, acquired in any acquisitions may be significantly limited or unusable by us under Section 382 or other sections of the Internal Revenue Code (as has been the case with our net operating loss carryforwards attributable to the acquisition of Breakthrough Products, Inc.).

Current and future acquisitions may use significant resources, may be unsuccessful, and could expose us to unforeseen liabilities.

As part of our growth strategy, we have a history of pursuing acquisitions of companies with products that are similar or complementary to those that we provide in our businesses to better leverage our existing, scalable infrastructure, and may continue to pursue this strategy in the future. These acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses and expenses, and compliance risks that could have a material adverse effect on our financial condition, results of operations and cash flows.

We may not be able to successfully integrate our acquired businesses into our company, and therefore, we may not be able to realize the intended benefits of an acquisition. If we fail to successfully integrate acquisitions, our financial condition and results of operations may be materially adversely affected. These acquisitions could result in difficulties integrating acquired operations, technologies, and personnel into our business. Such difficulties may divert significant financial, operational, and managerial resources from our existing operations and make it more difficult to achieve our operating and strategic objectives. We may fail to retain employees or employer customers acquired through these acquisitions, which may negatively impact the integration efforts. These acquisitions could also harm our results of operations if it is subsequently determined that goodwill or other acquired intangible assets are impaired, thus resulting in an impairment charge in a future period.

In addition, these acquisitions involve risks that the acquired businesses will not perform in accordance with expectations, that we may become liable for unforeseen financial or business liabilities of the acquired businesses, including liabilities for failure to comply with healthcare regulations, that the expected synergies associated with acquisitions will not be achieved, and that business judgments concerning the value, strengths, and weaknesses of businesses acquired will prove incorrect, which could have a material adverse effect on our financial condition, results of operations and cash flows.

The nutritional supplement industry increasingly relies on intellectual property rights and although we seek to ensure that we do not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us, which claims may result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition, operating results and cash flows. Our inability to acquire, protect or maintain our intellectual property could harm our ability to compete or grow.

Recently it has become more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We seek to ensure that we do not infringe the intellectual property rights of others, but there can be no assurance that third parties will not assert intellectual property infringement claims against us. These developments could prevent us from offering or supplying competitive products or ingredients in the marketplace. They could also result in litigation or threatened litigation against us related to alleged or actual infringement of third-party rights. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate our manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have numerous U.S. and foreign trademarks and service marks. There can be no assurance that the protection afforded by these trademarks and service marks will provide us with a competitive advantage or that we will be able to assert our intellectual property rights in infringement actions. We may be required to defend our intellectual property against such infringement, which could result in substantial costs and diversion of management and other resources. In addition, results of such litigation are difficult to predict and if we are not successful in defending our intellectual property rights, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are not able to adequately prevent disclosure of proprietary knowledge, the value of our products could be materially diminished.

Trade secrets are difficult to protect. We rely on trade secrets to protect our proprietary knowledge, especially where we do not believe patent protection is appropriate or obtainable, or where such patents would be difficult to enforce. We rely in part on confidentiality agreements to protect our trade secrets and other proprietary knowledge. We cannot guarantee that we have entered into such agreements with each party that may have had access to our proprietary knowledge, or that such agreements, even if in place, will not be circumvented. These agreements may not effectively prevent disclosure of proprietary knowledge and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets and proprietary knowledge, in which case we may have no right to prevent them from using such trade secrets or proprietary knowledge to compete with us. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could materially adversely affect our business, financial condition, results of operations and cash flows.

International expansion will subject our business to additional economic and operational risks that could increase our costs and make it difficult to operate profitably.

One of our key growth strategies is to pursue international expansion. Expansion of our international operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. As a result of such expansion, we will be increasingly subject to the risks inherent in conducting business internationally, including:

- foreign currency fluctuations, which could result in reduced revenues and increased operating expenses;

- longer or less predictable payment and sales cycles;

- difficulty in collecting accounts receivable;

- applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;

- tariffs and trade barriers;

- general economic and political conditions in each country;

- inadequate intellectual property protection in foreign countries;

- uncertainty regarding liability for information retrieved and replicated in foreign countries;

- the difficulties and increased expenses of complying with a variety of foreign laws, regulations and trade standards; and

- unexpected changes in regulatory requirements.

As a result of these risks, we may be required to incur higher than expected costs to implement or we may not be able to achieve the expected benefits of our international strategy. If we are unsuccessful in this international expansion, we would be required to reevaluate our growth strategy, and we may have incurred substantial expenses and devoted significant management time and resources in pursuing international growth.

We may experience product recalls, withdrawals or seizures, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We may be subject to product recalls, withdrawals or seizures if any of the products we sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of those products. A significant recall, withdrawal or seizure of any of the products we manufacture or sell may require significant management attention, would likely result in substantial and unexpected costs and may materially and adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of our products may adversely affect consumer confidence in our brands and thus decrease consumer demand for our products. As is common in the nutritional supplements industry, we rely on our contract manufacturers and suppliers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek representations and warranties, indemnification and/or insurance from our contract manufacturers and suppliers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In addition, the failure of those products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition, results of operations and cash flows.

Increases in the price or shortages of supply of key raw materials could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, it could result in a significant increase to us in the prices charged to us. Raw material prices may increase in the future, and we may not be able to pass on those increases to customers who purchase our products. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to credit risk.

We are exposed to credit risk primarily on our accounts receivable. We provide credit to our customers in the ordinary course of our business and perform ongoing credit evaluations. While we believe that our exposure to concentrations of credit risk with respect to accounts receivable is mitigated by our large retail partner base, and we make allowances for doubtful accounts, we nevertheless run the risk of our customers not being able to meet their payment obligations, particularly in a future economic downturn. If a material number of our customers were not able to meet their payment obligations, our results of operations and cash flows could be harmed.

Natural disasters and unusually adverse weather conditions could cause permanent or temporary damage to our distribution centers, impair our ability to purchase, receive or replenish inventory or cause customer traffic to decline, all of which could result in lost sales and otherwise materially and adversely affect our results of operations and cash flows.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods, earthquakes, tornadoes, high winds and other severe weather, could materially and adversely affect our operations, results of operations and cash flows. To the extent these events result in the suspension of shipping by our distributors, closure of our corporate headquarters, or a significant number of the stores in which our products are sold, or to the extent they adversely affect one or more of our key suppliers, our operations and results of operations could be materially and adversely affected through an inability to make deliveries to stores and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from suppliers, delay in the delivery of goods to our distribution centers or stores, the temporary reduction in the availability of products in our stores and disruption to our information systems, as noted above. These events also could have indirect consequences, such as increases in the cost of insurance, if they were to result in significant loss of property or other insurable damage.

Loss of key vendor relationships or failure of a vendor to protect our data or confidential and proprietary information could affect our operations.

We rely on services and products provided by many vendors in the United States and abroad. These include, for example, outsourcing of manufacturing services. In the event that any vendor suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect our confidential, proprietary, or other information, we may suffer operational impairments and financial losses. In addition, while we generally monitor vendor risk, including the security and stability of our critical vendors, we may fail to properly assess and understand the risks and costs involved in the third-party relationships, and our financial condition, results of operations and cash flows could be materially and adversely affected.

We anticipate that we will continue to rely on third-party vendors in the future. Although we believe that there are commercially reasonable alternatives to the third-party vendors we currently utilize, this may not always be the case, or they may be difficult or costly to replace. In addition, integration of new third-party vendors may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party vendors would require us to enter into agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party vendors cannot be eliminated, and these risks could negatively affect our business.

Our e-commerce business is dependent on certain third parties. Changes in business practices or terms by such third parties could have a material adverse effect on our results of operations.

Our e-commerce business has several third-party relationships that contribute to our ability to generate revenue from a variety of online sources. These relationships may be dependent upon third-party tools, such as search engines, established business terms negotiated by us, or utilization of third-party marketplaces. If the economics of these relationships or the use of the third-party tools used to drive revenue change materially, this could affect our decision to maintain these relationships, and could result in lost sales and otherwise materially and adversely affect our financial performance.

If we do not successfully develop and maintain a relevant omni-channel experience for our customers, our business and results of operations could be materially and adversely affected.

Omni-channel retailing is rapidly evolving, and we must keep pace with changing customer expectations and new developments by our competitors. Our customers are increasingly using computers, tablets, mobile phones, and other devices to shop online. As part of our omni-channel strategy, we have made and will continue to make technology investments to expand our online distribution. If we are unable to make, improve, or develop relevant customer-facing technology in a timely manner, our ability to compete and our business and results of operations could be materially and adversely affected. In addition, if our e-commerce businesses or our other customer-facing technology systems do not function as designed, we may experience a loss of customer confidence, lost sales, or data security breaches, any of which could materially and adversely affect our business, results of operations and cash flows.

Our officers and directors have the ability to significantly influence or control matters requiring a stockholder vote, and other stockholders may not have the ability to influence corporate transactions.

Currently, our officers and directors beneficially own approximately 43% of our outstanding common stock. As a result, they have the ability to determine the outcome on all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions.

We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategies, impair our relationships with customers and adversely affect our business, results of operations and growth prospects.

Our success depends, in a large degree, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Our active senior executive leadership team, including Jack Ross and Jaime Fickett, have significant experience, and their knowledge and relationships would be difficult to replace. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in our industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase.

We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. In addition, we must attract and retain qualified personnel to continue to grow our business, and competition for such personnel can be intense. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by cash flow and other operational restraints. The loss of the services of any senior executive or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition, results of operations or cash flows.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early-stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss. Due to the political uncertainty involving Russia and Ukraine and the Middle East, there is an increased likelihood that escalation of tensions could result in cyber-attacks that could either directly or indirectly impact our business and lead to financial loss.

Our existing indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.

We are subject to a number of risks associated with our indebtedness, including: (1) we must dedicate a portion of our cash flows from operations to pay debt service costs, and therefore we have less funds available for operations and other purposes; (2) it may be more difficult and expensive to obtain additional funds through financings, if available at all; (3) we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and (4) if we default under any of our existing loans or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments. As of December 31, 2025 and December 31, 2024, our outstanding current liabilities were approximately $8.3 million and $17.2 million, respectively.

We may need to raise additional capital in the future, and our failure to do so could restrict our operations or adversely affect our ability to operate and continue our business. There is no guarantee that we will successfully raise additional capital on favorable terms or at all and if and when we need it.

If we need to raise additional capital in the future for any reason, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings may result in additional dilution to holders of the common stock. For instance, debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, expending capital, or declaring dividends, or which impose financial covenants on us that limit our ability to achieve our business objectives. Additionally, if we enter into secured debt arrangements, we could be required to dispose of material assets or operations to meet our debt service and other obligations, which could negatively impact the business or cause the business to be discontinued. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives and be unable to continue operating as a going concern.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2025, management identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls over financial reporting, which may cause us to fail to meet our reporting obligations, result in material misstatements of our consolidated financial statements and could have a material adverse effect on our business and the market price of our common stock.

As a public company, we are required to maintain internal control over financial reporting, to report any material weaknesses in such internal control, and provide management's attestation on internal control over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of an entity's financial statements will not be prevented or detected on a timely basis. If we are unable to establish or maintain appropriate internal control over financial reporting or implement these requirements in a timely manner or with adequate compliance, it could result in material misstatements in our consolidated financial statements, failure to meet our reporting obligations on a timely basis, increases in compliance costs, and subject us to adverse regulatory consequences, all of which may adversely affect investor confidence and the value of our common stock.

As discussed below in Part II, Item 9A, "Controls and Procedures," our management identified material weaknesses in implementation of segregation of duties and establishment of clearly defined roles within our finance and accounting functions. Moreover, management concluded that its internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses. The material weaknesses did not result in any material misstatements to our consolidated financial statements or any changes to previously filed financial statements, and management has concluded that our financial statements and other financial information included in this Annual Report, and other periodic filings, fairly present our financial condition, results of operations, and cash flows for the periods in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

We are committed to remediating the material weaknesses described above and continuing remediation efforts during 2026. We intend to initiate and implement several remediation measures including, but not limited to clearly define roles and responsibilities. As part of its remediation measures, to date, we have investigated additional procedures we can implement for segregation. While our efforts are ongoing, we plan to continue to take additional steps to remediate the material weaknesses, improve our financial reporting systems, and implement new policies, procedures, and controls; however, we cannot guarantee those measures will prevent or detect material weaknesses in the future. If we fail to remediate the material weaknesses or any future deficiencies, or fail to otherwise maintain the adequacy of our internal controls, that could result in a restatement of our financial statements for prior periods, a decline in the market price of our common stock, one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits, or other adverse actions requiring us to incur defense costs or pay fines, settlements, or judgments.

Legal and Regulatory Risks

Our products are subject to government regulation, both in the United States and abroad, which could increase our costs significantly and limit or prevent the sale of our products.

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States and other countries. The primary regulatory bodies in the United States are the FDA and FTC, and we are also subject to similar regulatory bodies in all the countries in which we do business. Failure to comply with regulatory requirements may result in various types of penalties or fines. These include injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Individual U.S. states also regulate nutritional supplements. A state may seek to interpret claims or products presumptively valid under federal law as illegal under that state's regulations. For example, in February 2015, the New York Attorney General issued cease and desist letters to several national retailers regarding certain herbal supplements, and since that time both the New York Attorney General and other states' Attorneys General have engaged in inquiries regarding the manufacture and sale of various supplements, and pursuant to such inquiries could seek to take actions against industry participants or amend applicable regulations in their state. In markets outside the United States, we are usually required to obtain approvals, licenses, or certifications from a country's ministry of health or comparable agency, as well as labeling and packaging regulations, all of which vary from country to country. Approvals or licensing may be conditioned on reformulation of products or may be unavailable with respect to certain products or product ingredients. Any of these government agencies, as well as legislative bodies, can change existing regulations, or impose new ones, or could take aggressive measures, causing or contributing to a variety of negative consequences, including:

- requirements for the reformulation of certain or all products to meet new standards;

- the recall or discontinuance of certain or all products;

- additional record keeping;

- expanded documentation of the properties of certain or all products;

- expanded or different labeling;

- adverse event tracking and reporting; and

- additional scientific substantiation.

Any or all of these requirements could have a material adverse effect on us. There can be no assurance that the regulatory environment in which we operate will not change or that such regulatory environment, or any specific action taken against us, will not result in a material adverse effect on us.

Congress and/or regulatory agencies may impose additional laws or regulations or change current laws or regulations, and state attorneys general may increase enforcement of existing or new laws, and compliance with new or changed governmental regulations, or any state attorney proceeding, could increase our costs significantly and materially and adversely affect our business, financial condition, results of operations and cash flows.

From time to time, Congress, the FDA, the FTC, or other federal, state, local or foreign legislative and regulatory authorities may impose additional laws or regulations that apply to us, repeal laws or regulations that we consider favorable to us or impose more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations or to predict the effect that additional governmental regulation, when and if it occurs, would have on our business in the future. Those developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products (including products that we sell) not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. For example, in recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products. If the FDA determines that we have disseminated inappropriate drug claims for our products intended to be sold as cosmetics, we could receive a warning or untitled letter, be required to modify our product claims or take other actions to satisfy the FDA. Any developments of this nature could increase our costs significantly and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to comply with regulations could result in substantial monetary penalties and could adversely affect our operating results.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product, seek removal of a product from the marketplace, and/or impose fines and penalties. Products that we sell carry express or implied statements relating to the ingredients or health and wellness related attributes of our products. For example, in May 2017, we were one of 45 brands that were warned by the FTC regarding influencer promotion of products on Instagram. The FTC warned the companies and influencers that any sponsored posts for a product must use clear language indicating that the post is a paid sponsorship. The lack of regulatory definition for many label statements has contributed to legal challenges against many supplements companies, and plaintiffs have commenced legal actions against several nutritional supplement companies, asserting false, misleading and deceptive advertising and labeling claims. As a result of such legal or regulatory challenges, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded.

The FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. Failure by us to comply with applicable regulations could result in substantial monetary penalties, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition, results of operations or cash flows. The number of private consumer class actions relating to false or deceptive advertising against nutritional supplement companies has increased in recent years. In addition, the FDA has aggressively enforced its regulations with respect to different types of product claims that may or may not be made for food products. These events could interrupt the marketing and sales of our products, severely damage our brand reputation and public image, increase our legal expenses, result in product recalls or litigation, and impede our ability to deliver our products in sufficient quantities or quality, which could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

We may experience product liability claims and litigation to prosecute such claims, and although we maintain product liability insurance, which we believe to be adequate for our needs, there can be no assurance that our insurance coverage will be adequate or that we will be able to obtain adequate insurance coverage in the future. In addition, we may be subject to consumer fraud claims, including consumer class action claims regarding product labeling and advertising, and litigation to prosecute such claims; these claims are generally not covered by insurance.

We could face financial liability from product liability claims if the use of our products results in significant loss or injury. We can make no assurances that we will not be exposed to any future product liability claims. Such claims may include claims that our products contain contaminants or that we fail to provide or provide inadequate warnings concerning side effects or interactions of our products with other substances. Such claims may result in substantial settlement amounts or judgments against us, and may also require us to incur additional costs to change the packaging of our products to include adequate warning language or subject our products to additional testing. A product liability claim, regardless of its merit or ultimate outcome, could result in:

- injury to our reputation;

- decreased demand for our products;

- diversion of management's attention;

- a change in the design, manufacturing process or the indications for which our marketed products may be used;

- loss of revenue; and

- an inability to commercialize product candidates.

In addition, consumer fraud claims, including consumer class action claims regarding product labeling and advertising, are increasingly common as to food and dietary supplement products. If we face such claims, we may be forced to defend the action in the applicable courts. If such claims are found to be correct, this would have a material adverse effect on us and our reputation.

We carry insurance coverage in the types and amounts that we consider reasonably adequate to cover the risks we face from product liability claims. If insurance coverage is inadequate or unavailable or premium costs continue to rise, we may face additional claims not covered by insurance, and claims that exceed coverage limits or that are not covered could have a material adverse effect on us. Moreover, liability claims arising from a serious adverse event may in addition to increasing our costs through higher insurance premiums and deductibles, make it more difficult to secure adequate insurance coverage in the future. Because insurance is generally hard to obtain for such claims, these could have a material adverse effect on us.

We may experience Lanham Act claims by competitors, and litigation to prosecute such claims.

The Lanham Act empowers competitors to file suit regarding any promotional statements that the competitor believes to be false or misleading. If a competitor prevails, it could obtain monetary damages, including potentially treble damages and attorneys' fees. A court can also order corrective advertising, or even a product recall if the offending claims are found on the product's packaging and labeling. If we experience a Lanham Act claim filed against us, this could have a material adverse effect on us and on our products' reputation.

If we fail to protect the integrity and security of customer-related and other confidential information, we could be exposed to litigation, increased costs and reputational damage, and our business, results of operations, cash flows and financial condition could be materially and adversely affected.

The use of individually identifiable data by us, our customers, and others is regulated at the state, federal and international levels. Privacy and information security laws and regulations change from time to time, and there may not always be clear guidance from the respective governments and regulators regarding the interpretation of these laws and regulations, which may create the risk of an inadvertent violation. In addition, the increasing costs of compliance with those laws and regulations and related technology investments could materially and adversely affect our business, results of operations and cash flows. Additionally, the success of our e-commerce operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments, and we use computers in substantially all other aspects of our business operations. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. While we have taken significant steps to protect customers' personal information, consumer preferences and credit card information, and other confidential information, including our employees' private information and financial and strategic data about the Company and our business partners, our suppliers or others may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. Furthermore, because the methods used to obtain unauthorized access change frequently and may not be immediately detected, we may be unable to anticipate these methods or implement preventative measures, and our incident response efforts may not be entirely effective. Any preventative measures we implement may have the potential to negatively affect our relations with our customers or decrease activity on our websites or apps by making them less user-friendly. If our data security is compromised, it could have a material adverse effect on our reputation, results of operations, cash flows and financial condition, materially increase the costs we incur to protect against those events in the future and subject us to additional legal risk and a competitive disadvantage and damage to our brand reputation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to stop using our websites or apps. We are reliant on third-party electronic payment systems and platforms, such as PayPal, Stripe, Amazon Pay, Afterpay, Tik-Tok and Shopify Payments, not only to protect the security of the information stored, but also to appropriately track and record data. Any failures or inadequacies in these third-party systems, even if unrelated to our business, could result in significant liability, could materially and adversely affect our reputation and business and could cause government agencies to enact additional regulatory requirements or to modify their enforcement or investigation activities.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

U.S. GAAP and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

Risks Related to Ownership of Our Common Stock

There is a limited trading market for the Company's common stock; it may be difficult to sell shares.

The trading volume in our common stock has been relatively limited. Even if a more active market develops, there can be no assurance that a more active and liquid trading market for the common stock will exist in the future. Consequently, shareholders may not be able to sell a substantial number of shares for the same price at which shareholders could sell a smaller number of shares. In addition, we cannot predict the effect, if any, that future sales of its common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. Sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, could cause the price of our common stock to decline, or reduce our ability to expand our business by using our common stock as consideration in an acquisition. The lack of liquidity of the investment in the common shares should be carefully considered when making an investment decision.

The price of our common stock may be volatile, and you may be unable to resell your shares at or above the price paid.

The trading price of our common stock may fluctuate substantially. The market price of our common stock may fluctuate higher or lower, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

- actual or anticipated fluctuations in our financial condition and operating results;

- actual or anticipated changes in our growth rate relative to our competitors;

- commercial success and market acceptance of our products;

- success of our competitors in developing or commercializing products;

- ability to commercialize or obtain regulatory approvals for our product, or delays in commercializing or obtaining regulatory approvals;

- strategic transactions undertaken by us;

- additions or departures of key personnel;

- product liability claims;

- prevailing economic conditions;

- disputes concerning our intellectual property or other proprietary rights;

- FDA or other U.S. or foreign regulatory actions affecting us or our industry;

- sales of our common stock by our officers, directors or significant stockholders;

- future sales or issuances of equity or debt securities by us;

- business disruptions caused by earthquakes, fires or other natural disasters;

- issuance of new or changed securities analysts' reports or recommendations regarding us;

- changes in our capital structure, such as future issuances of debt or equity securities;

- short sales, hedging and other derivative transactions involving our capital stock; and

- general economic and geopolitical conditions.

In addition, if the market for stocks in our industry or the stock market, in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations, or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business. This could have a material adverse effect on our business, results of operations, cash flows and financial condition.

You may be diluted by future issuances of common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our certificate of incorporation authorizes us to issue shares of our common stock and options, rights, warrants and appreciation rights relating to our common stock for the consideration and on the terms and conditions established by our Board of Directors (the "Board") in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board considering various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, any legal or contractual limitations on our ability to pay dividends under our loan agreements or otherwise. As a result, if our Board does not declare and pay dividends, the capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock, and you may have to sell some or all of your common stock to generate cash flow from your investment.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.

We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. As a new public company, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and our common stock to be less liquid. Moreover, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, or if our results of operations do not meet their expectations, our stock price could decline.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, as amended, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations involves significant legal and financial compliance costs, may make some activities more difficult, time-consuming or costly and may increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The

Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

We may be subject to additional regulatory burdens resulting from our recent public listing.

We are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a newly public company listed on Nasdaq. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. In addition, compliance with reporting and other requirements applicable to public companies listed on Nasdaq will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the impact that management's attention to these matters will have on our business.

The existence of indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our articles of incorporation allow for us to, and our amended and restated bylaws provide that we are obligated to, indemnify each of our directors or officers to the fullest extent authorized by Nevada law and, subject to certain conditions, advance the expenses incurred by any director or officer in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could expose us to substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to afford. Further, those provisions and resulting costs may discourage us or our stockholders from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit our stockholders.

Anti-takeover effects of certain provisions of Nevada state law hinder a potential takeover of us.

Though not now, we may be or in the future we may become subject to Nevada's control share law. A corporation is subject to Nevada's control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation. The law focuses on the acquisition of a "controlling interest," which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for the redemption of such stockholder's shares.

Nevada's control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and "interested stockholders" for two years after the "interested stockholder" first becomes an "interested stockholder," unless the corporation's board of directors approves the combination in advance or thereafter by both the board of directors and 60% of the disinterested stockholders. For purposes of Nevada law, an "interested stockholder" is any person who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation. The definition of the term "business combination" is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation's assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada's business combination law is to potentially discourage parties interested in taking control of us from doing so if it cannot obtain the approval of our board of directors.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.

We are subject to U.S. federal and state income taxes and taxes in certain other non-U.S. jurisdictions. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective tax rates could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structures. For example, the United States government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, an increase in the tax rate applicable to certain income earned overseas and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. No specific United States tax legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. We urge investors to consult with their legal and tax advisers regarding implications of potential changes in U.S. tax laws on an investment in our common stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

We depend on software applications, information technology systems, computing infrastructure and cloud service providers to operate our business. Certain of these systems are managed, hosted, provided or used by third parties, to assist in conducting our business and which have their own cybersecurity measures in place. We implement generally applicable industry standards and best practices processes for the assessment, identification, and management of material risks from cybersecurity threats to our information technology systems.

We have an Information Technology "IT" professional who oversees our information security policies and procedures. Our IT department maintains a cyber incident reporting and response process and provides management notifications based on the seriousness of any incident. Our information security policies and procedures are required to be reviewed on a regular basis.

We have not experienced a cybersecurity incident that resulted in a material adverse impact to our business or operations; however, there can be no guarantee that we will not experience such an incident in the future. For a description of the risks from cybersecurity threats that may materially affect our Company and how they may do so, please see "Risk Factors" included in Part I, Item 1A of this Annual Report.

Cybersecurity Governance. Our Audit Committee has primary responsibility for overseeing our risk-management program relating to cybersecurity, although our Board participates in periodic reviews and discussion dedicated to cyber risks, threats, and protections.

Item 2.   Properties

The following table describes our principal properties leased as of the date of this Annual Report.

Purpose	Location	Square Footage
Office[1]	Halifax, NS	8,500

(1)   Monthly rental payments are $19,608 Canadian Dollars per month on a month-to-month basis.

Item 3.   Legal Proceedings

From time to time, we are involved in various litigation matters arising in the ordinary course of our business. We do not believe that any of these matters, individually or in the aggregate, are currently material to us. See the sections titled *Business — Legal Proceedings* and *Note 13 — Commitments and Contingencies — Litigation* of the Notes to the Consolidated Financial Statements contained in this Annual Report for information about certain legal proceedings.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Our common stock is listed on the Nasdaq Capital Market under the symbol "SNYR."

Holders

As of March 27, 2026, there were 69 holders of record of our common stock. A substantially greater number of holders are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions.

Dividends

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings, if any, will be retained for use in the development and operation of our business. In the future, our Board may decide, at its discretion, whether dividends may be declared and paid to holders of our common stock.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by Item 5 of Form 10-K regarding equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report.

Unregistered Sales of Equity Securities

None.

Item 6. **[Reserved]**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto contained elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

Overview

We are a provider of consumer health care, beauty, and lifestyle products. Our current brand portfolio consists of two core brands: FOCUSfactor, a clinically-tested brain health supplement (this study was performed independently and is not related to any FDA-approved IND application) that has been shown to improve memory, concentration and focus and Flat Tummy, a lifestyle brand that provides a suite of nutritional products to help women achieve their weight management goals.

Our management's discussion and analysis of our financial condition and results of operations are based on our current business and should be read in conjunction with our consolidated financial statements and accompanying notes thereto included elsewhere in this Annual Report. Key factors affecting our results of operations include revenues, cost of revenue, operating expenses and income and taxation.

Non-GAAP Financial Measures

We currently focus on EBITDA to evaluate our business relationships and our resulting operating performance and financial position. EBITDA is defined as net income plus interest expense, income tax expense, depreciation and amortization.

We believe that EBITDA, viewed in addition to, and not in lieu of, our reported results in accordance with U.S. GAAP, provides useful information to investors.

	Year Ended December 31, 2025	Year Ended December 31, 2024
Net income (loss)	$ (12,341,208)	$ 2,124,976
Interest income	(15,065)	(1,523)
Interest expense	5,919,742	4,105,198
Taxes	117,471	102,085
Depreciation and amortization	133,334	133,334
EBITDA	$ (6,185,726)	$ 6,464,070

EBITDA is considered a non-GAAP financial measure. EBITDA represents earnings before interest, taxes, depreciation and amortization. Our definition of EBITDA might not be comparable to similarly titled measures reported by other companies.

Results of Operations for the Years Ended December 31, 2025 and December 31, 2024

During both 2025 and 2024, we focused on developing our currently owned brands into new markets and by product extensions.

Revenue

For the year ended December 31, 2025, we had revenues of $30,380,809 from sales of our products, as compared to revenue of $34,834,243 for the year ended December 31, 2024. This is comprised of the following categories:

	December 31, 2025	December 31, 2024
Nutraceuticals	$ 29,731,490	$ 33,392,094
Beverages	631,332	1,425,239
Consumer Goods	17,987	16,910
	$ 30,380,809	$ 34,834,243

The decrease in our Nutraceutical category was due to a shift in management focus on developing new products for the Beverages category and an overall decrease in sales. The decrease in our Beverage category was due to limited test during 2024 in Canada.

During first and second quarter of 2025, we licensed our FOCUSfactor and Flat Tummy intellectual property for $2,900,000 and we recognized revenue for the license fee at that time. During fourth quarter of 2025, due to the instability in the regions the licensee was expanding to, the entity canceled its license with the Company resulting in a reversal of the revenue of the same $2,900,000.

Cost of Sales

For the year ended December 31, 2025, our cost of sales was $10,077,992. Our cost of sales for the year ended December 31, 2024 was $11,191,224. The decrease in cost of sales was primarily due to lower revenue.

Gross Profit

Gross profit was $20,302,817, or 67% of revenue for the year ended December 31, 2025, as compared to gross profit of $23,643,019 or 68% of revenue for the same period in 2024, a decrease of $3,340,202 or 14%. The decrease in gross profit related to lower revenue.

Operating Expenses

<u>Selling and Marketing Expenses</u>

For the year ended December 31, 2025, our selling and marketing expenses were $13,137,779 as compared to $12,991,431 for the year ended December 31, 2024. The increase is related to the mix of advertising utilized.

<u>General and Administrative Expenses</u>

For the year ended December 31, 2025, our general and administrative expenses were $8,829,803. For the year ended December 31, 2024, our general and administrative expenses were $4,717,006. The increase is largely due to an increase in professional fees, legal expense, board of directors' expense, the write off of prepaid media credits carried over from 2024 and the increased overhead as we build the beverage division.

<u>Reserve for Bad Debts</u>

For the year ended December 31, 2025, our reserve for bad debts was $6,660,650 compared to $0 for the year ended December 31, 2024. The increase is due to the write off of a related party loan receivable of $4,403,804, a write off of uncollectible other receivables of $1,654,249, a write off of uncollectible accounts receivable of $225,018 and recognizing an allowance for doubtful accounts of $377,579.

<u>Depreciation and Amortization Expenses</u>

For both the years ended December 31, 2025 and 2024, our depreciation and amortization expenses were $133,334.

Other Income and Expenses

For the years ended December 31, 2025 and December 31, 2024, we had other (income) and expense items of the following:

	Year ended December 31, 2025	Year ended December 31, 2024
Other income	$ —	$ (510,534)
Interest income	(15,065)	(1,523)
Interest expense	5,919,742	4,105,198
Gain on settlement of notes payable	(2,154,522)	—
Remeasurement (gain) loss on translation of foreign subsidiary	14,833	(18,954)
Total	$ 3,764,988	$ 3,574,187

The decrease in other income in 2025 was related to Employee Retention Credits and an insurance claim on stolen goods from 2024 that did not repeat. The increase in interest expense in 2025 was primarily due to an advance taken, shares issued related to the modification of notes payable and the amortization of original debt discount on the May 2025 loan. The gain on settlement of notes payable relates to discounts negotiated on loan payoffs during 2025.

Income tax expense

For the year ended December 31, 2025, we incurred income tax expense of $117,471. For the year ended December 31, 2024 we incurred income tax expense of $102,085.

Net Income (Loss)

For the year ended December 31, 2025, our net loss was $12,341,208. For the year ended December 31, 2024 our net income was $2,124,976. This decrease was due to lower revenue, higher expenses, the write off of other receivables and the write off of the loan receivable.

Liquidity and Capital Resources

Overview

As of December 31, 2025, we had $2,622,313 cash and cash equivalents and restricted cash of $100,000 which is held for credit card collateral.

In connection with preparing consolidated financial statements for the year ended December 31, 2025, management evaluated whether there were conditions and events, considered in the aggregate, that raised substantial doubt about the Company's ability to continue as a going concern within one year from the date that the consolidated financial statements are issued.

The Company considered the following:

- At December 31, 2025, the Company had an accumulated deficit of $56,441,021.

- At December 31, 2025, the Company had a decrease in revenue of $4,453,434.

- At December 31, 2025, the Company had a decrease in net income of $14,466,184.

- During the year ended December 31, 2025, the Company used $2,585,022 in operating activities.

Ordinarily, conditions or events that raise substantial doubt about an entity's ability to continue as a going concern relate to the entity's ability to meet its obligations as they become due.

The Company evaluated its ability to meet its obligations as they become due within one year from the date that the consolidated financial statements are issued by considering the following:

- At December 31, 2025, the Company had a working capital surplus of $1,778,308.

- During 2025, the Company raised additional capital of $3.7 million through sale of its common stock.

- The Company has restructured its debt agreements in 2025 which extends the terms into 2029.

- The Company entered into a second amendment with its current lender during 2026 which adjusts various covenants and payment terms.

- The Company has laid off 13 employees in order to right size its overhead expenses.

- The Company has established an at-the-market ("ATM") equity offering program pursuant to which we may issue and sell shares of our common stock from time to time, subject to market conditions and other factors.

Management concluded that the above factors alleviate doubts about the Company's ability to generate enough cash from operations and other available sources to satisfy its obligations for the next twelve months from the issuance date.

Short-and Long-Term Borrowings

On May 30, 2025, we entered into a term credit loan agreement of $17,500,000 with ACP Agency, LLC. We received $15,000,000 in May 2025 on the initial draw and $2,500,000 in June 2025 on a delayed draw. The proceeds of the loan were used to repay existing debt, including the payoff of the Company's indebtedness to Knight Therapeutics. We recorded $2,385,954 as original debt discount and is being amortized to interest expense over the term of the loan. We recognized $360,511 as amortization during the year ended December 31, 2025. The unamortized balance amounts to $2,025,443 at December 31, 2025. The note bears interest at Term SOFR rate, plus 8.5%, currently 12.5% and matures on May 31, 2029. We recognized total interest expense of $1,326,732 as of December 31, 2025. The outstanding loan balance at December 31, 2025 was $17,500,000 (See Note 11).

We previously had secured indebtedness with Knight Therapeutics (Barbados) Inc. and related arrangements. During 2025, this indebtedness was repaid in full in connection with the Company's refinancing transactions, including the ACP term loan described above. For additional information regarding our prior Knight indebtedness and the related repayment, see the notes to our consolidated financial statements.

On February 10, 2022, we entered into a promissory note for $2,000,000 with an individual which was to be repaid with subsequent financing. On March 31, 2024, we entered into a Modification Agreement in relation to this loan. Effective March 31, 2024, the interest rate is 12%, compounded quarterly. Cash payments of interest shall be made monthly, on the final day of each month commencing in April 2024. We are required to make principal payments of $1,000,000 each quarter starting from March 31, 2025 until December 31, 2025. The remaining principal and unpaid interest is fully due on March 31, 2026. In addition, a loan renegotiation fee of $500,000 shall be earned and payable on March 31, 2026 or at such time the loan is paid in full. Upon closing of a sale transaction, as defined in the agreement, a bonus success fee of $1,800,000 will be earned and payable. An event of default, as defined in the agreement, will trigger a default interest rate increase by 5% to 17%. An incentive fee of a maximum of $563,092 will be paid, prorated if the loan is paid off early. There is a cross-default clause in the agreement which states that if Knight triggers an event of default on its own loan facility, this loan will also be under default. This Agreement consolidates this $2,000,000 loan and the $6,000,000 March 8, 2022 loan as detailed below.

On March 8, 2022, we entered into Securities Purchase Agreements with debenture holders for the Senior Subordinated Debentures in the amount of $6,000,000 with an original maturity date of September 8, 2022 and warrants equal to the principal amount with a term of 3 years. The Senior Subordinated Debentures were modified on June 14, 2023 and consolidated with the promissory note dated February 10, 2022. The modification included the exercise of a $1,500,000 cash payment in lieu of the exercise of warrants. Pursuant to ASC 480 warrants were liability classified and we accrued the warrant liability of $1,500,000 on March 8, 2022, the date of issuance. On September 8, 2022, the date of exercise of the warrants, we offset this warrant liability and added the $1,500,000 balance to the Senior Subordinated Debentures, for a combined outstanding balance of $7,500,000. The terms of the warrants were, at the sole option of the holder, to convert the warrant at a 25% discount in the event we consummated an IPO, a cash option whereby the holder could convert the warrants at a cash value of $1,500,000 or convert the warrants into the private entity valued by an independent third-party appraiser. On March 31, 2024, we entered into a Modification Agreement in relation to this loan, which consolidates it with the $2,000,000 February 10, 2022 loan above.

We have utilized various short-term working capital arrangements from time to time (including merchant financing and settlement-related payment arrangements) to support liquidity and working capital needs. Substantially all of these arrangements were repaid prior to December 31, 2025. As of December 31, 2025, the primary short-term amount outstanding relates to the Cedar Advance LLC receivables purchase arrangement described below. For additional information, see the notes to our consolidated financial statements.

On November 12, 2025, we entered into a cash advance agreement of $3,024,000 with Cedar Advance LLC for an advancement of working capital via the sale of receivables. We received $2,000,000 and recorded $1,024,000 as original issue discount. The loan bears a repayment rate of $84,000 per week. In conjunction with the advance, we issued 52,000 shares of common stock to the consultant who facilitated the facility and thus recognized $103,220 as financing cost. We recognized total interest expense of $349,435 as of December 31, 2025. The outstanding loan balance at December 31, 2025 was $1,658,215.

As of the date of filing of this Annual Report, we are in compliance with the material terms, conditions and covenants applicable to our outstanding debt arrangements.

Operating Activities

For the year ended December 31, 2025, we had net cash used in operating activities of $2,585,022 as compared to $4,803,390 of net cash used in operating activities for the year ended December 31, 2024. The decrease was primarily due to decreases in accounts receivable, other receivables and related party loan receivable.

For 2025, net cash used in operating activities of $2,585,022 consisted of our net loss of $12,341,208 adjusted by:

Amortization of debt discount and debt issuance cost	$ 1,633,776
Depreciation and amortization	133,334
Stock based compensation	136,247
Stock issued for modification of notes payable	847,062
Stock issued for services	127,200
Foreign currency transaction loss	5,531
Remeasurement gain on translation of foreign subsidiary	14,833
Bad debts	2,256,846
Bad debt, related party	4,403,804
Gain on settlement of debt	(2,154,522)
Write-off of inventory	894,341
Changes in operating assets and liabilities:	
Accounts receivable	1,514,935
Other receivables	345,388
Inventory	(2,915,298)
Prepaid expenses	1,306,351
Prepaid expense, related party	202,163
Income taxes payable	(84,271)
Contract liabilities	(22,726)
Accounts payable and accrued liabilities	622,099
Accounts payable, related party	489,093

For 2024, net cash used in operating activities of $4,803,390 consisted of our net income of $2,124,976 adjusted by:

Amortization of debt issuance cost	$ 56,796
Depreciation and amortization	133,334
Foreign currency transaction loss	54,321
Remeasurement gain on translation of foreign subsidiary	(18,954)
Non cash implied interest	4,799
Write-off of inventory	125,364
Stock issued for loan financing	97,920
Income from employee retention credits	(252,405)
Income from insurance on stolen goods	(258,129)
Changes in operating assets and liabilities:	
Accounts receivable	(3,214,943)
Other receivables	(1,489,103)
Loan receivable, related party	84,937
Inventory	1,884,324
Prepaid expenses	(1,250,023)
Prepaid expense, related party	(145,092)
Income taxes payable	57,312
Contract liabilities	10,050
Accounts payable and accrued liabilities	(2,870,633)
Accounts payable, related party	61,759

Investing Activities

For the years ended December 31, 2025 and 2024, we used net cash of $0 in investing activities.

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $4,654,664, as compared to $4,804,086 provided by financing activities for the year ended December 31, 2024. The decrease was attributable to the issuance of common stock and proceeds from notes payable offset by repayment on notes payable.

Financing activities during 2025:

Proceeds from issuing common stock.	$	3,719,547
Advances from related party.		235,000
Repayments of advances to related party		(135,000)
Repayment of notes payable, shareholder.		(10,000,000)
Proceeds from notes payable.		20,996,250
Payment of loan financing fees.		(2,024,287)
Repayment of notes payable		(8,136,846)

Financing activities during 2024:

Proceeds from issuance of common stock	$	8,397,044
Advances from related party.		3,528,003
Repayments of advances to related party		(3,200,000)
Proceeds from notes payable.		1,360,000
Repayment of notes payable		(5,196,461)
Repayment of notes payable, related party		(84,500)

Key Near-Term Initiatives

During 2026, we intend to organically grow our current product lines by developing and launching new products and expanding into new markets. Specifically, for FOCUSfactor, we are working on increased distribution for our recently launched ready-to-drink beverage. Lastly, we intend to grow further through additional strategic acquisitions and we continue to evaluate opportunities and candidates that we believe fit well with our brand portfolio.

Off-Balance Sheet Arrangements

During the years ended December 31, 2025 and 2024, we had no off-balance sheet arrangements.

Inflation

The effect of inflation on our operating results was not significant in the years ended December 31, 2025 and 2024.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and allowance for doubtful accounts. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included are assumptions about collection of accounts receivable, current income taxes, deferred income taxes valuation allowance, useful life of intangible assets, impairment analysis of intangible assets, estimates used in the fair value calculation of stock based compensation, assumptions used in Black-Scholes-Merton, or BSM, valuation methods, such as expected volatility, risk-free interest rate and expected dividend rate, accrual of sales returns, and accrual of legal expense. The results of any changes in accounting estimates are reflected in the financial statements in the period in which the changes become evident. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period that they are determined to be necessary.

Revenue recognition

We recognize revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"). Revenues are recognized when control is transferred to customers in amounts that reflect the consideration we expect to be entitled to receive in exchange for those goods. Revenue recognition is evaluated through the following five steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

We recognize revenue upon shipment from our fulfillment centers. Certain of our distributors may also perform a separate function as a co-packer on our behalf. In such cases, ownership of and title to our products that are co-packed on our behalf by those co-packers who are also distributors, passes to such distributors when we are notified by them that they have taken transfer or possession of the relevant portion of our finished goods. Freight billed to customers is presented as revenues, and the related freight costs are presented in selling and marketing expense. Cancelled orders are refunded if not already dispatched, refunds are only paid if stock is damaged in transit, discounts are only offered with specific promotions and orders will be refilled if lost in transit. We recognize revenue for our digital products in the month the download by the customer occurs.

We account for our IP license revenue, which provides our customers with rights to use our IP, in accordance with ASC 606. A license may be perpetual or time limited in its application. In accordance with ASC 606, we continue to recognize revenue from IP license at the time of delivery when the customer accepts control of the IP, as the IP is functional without professional services, updates and technical support. We have concluded that its IP license is distinct as the customer can benefit from the functional IP on its own. Therefore, we have determined the right to use its IP was satisfied at a point in time (on the date the rights to the IP were granted).

All product sales were initiated based upon the retailer's purchase orders at a fixed transaction price and revenues recognized when the products were shipped to our customers.

Contract Liabilities

Our contract liabilities consist of advance customer payments. Contract liability results from transactions in which we have been paid for products by customers, but for which all revenue recognition criteria have not yet been met. Once all revenue recognition criteria have been met, the contract liabilities are recognized.

Income Taxes

We utilize FASB ASC 740, "Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recorded when it is "more likely-than-not" that a deferred tax asset will not be realized.

We generated a deferred tax asset through net operating loss carry-forward. However, a valuation allowance of 100% has been established due to the uncertainty of our realization of the net operating loss carry forward prior to its expiration.

NomadChoice Pty Ltd, our wholly-owned Australian subsidiary, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on our current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Synergy CHC Inc., our wholly-owned Canadian subsidiary, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on our current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Synergy CHC Mexico, our wholly-owned Mexican subsidiary, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on our current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Effect of Exchange Rate on Results

The functional currency of one of our foreign subsidiaries (NomadChoice Pty Ltd.) is the U.S. Dollar. This foreign subsidiary maintains its records using local currency (Australian Dollar–"AUD"). All monetary assets and liabilities of the foreign subsidiary were translated into U.S. Dollars at period end exchange rates, non-monetary assets and liabilities of the foreign subsidiary were translated into U.S. Dollars at transaction day exchange rates. Income and expense items related to non-monetary items were translated at exchange rates prevailing during the transaction date and other incomes and expenses were translated using average exchange rate for the period. The resulting translation adjustments were recorded in statements of operations as Remeasurement gain or loss on translation of foreign subsidiary.

The functional currency of one of our foreign subsidiaries (Synergy CHC Inc.) is the Canadian Dollar (CAD). This foreign subsidiary maintains its records using local currency (CAD). All assets and liabilities of the foreign subsidiary were translated into U.S. Dollars at period end exchange rates and stockholders' equity is translated at the historical rates. Income and expense items were translated using average exchange rate for the period. The resulting translation adjustments, net of income taxes, are reported as other comprehensive income and accumulated other comprehensive income in the stockholder's equity in accordance with ASC 220 — Comprehensive Income.

The functional currency of our other foreign subsidiary (Synergy CHC Mexico) is the Mexican Peso (MXN). This foreign subsidiary maintains its records using local currency (MXN). All assets and liabilities of the foreign subsidiary were translated into U.S. Dollars at period end exchange rates and stockholders' equity is translated at the historical rates. Income and expense items were translated using average exchange rate for the period. The resulting translation adjustments, net of income taxes, are reported as other comprehensive income and accumulated other comprehensive income in the stockholder's equity in accordance with ASC 220 — Comprehensive Income.

The exchange rates used to translate amounts in AUD, CAD and MXN into USD for the purposes of preparing the consolidated financial statements were as follows:

Balance sheet:

	December 31, 2025	December 31, 2024
Period-end AUD: USD exchange rate	$ 0.6696	$ 0.6183
Period-end CAD: USD exchange rate	$ 0.7296	$ 0.6950
Period-end MXN: USD exchange rate	$ 0.0555	$ —

Income statement:

	December 31, 2025	December 31, 2024
Average Yearly AUD: USD exchange rate	$ 0.6447	$ 0.6599
Average Yearly CAD: USD exchange rate	$ 0.7157	$ 0.7301
Average Period MXN: USD exchange rate	$ 0.0555	$ —

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated into either Australian Dollars, Canadian Dollars or Mexican Pesos, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Item 7A.   Quantitative and Qualitative Disclosure About Market Risk

As a smaller reporting company, we have elected not to provide the disclosure required by this item.

Item 8.   Financial Statements and Supplementary Data

Reference is made to pages F-1 through F-34 comprising a portion of this Annual Report on Form 10-K, which are incorporated by reference under this Item.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer, concluded that as of the end of the period covered by this Annual Report, (i) the Company's disclosure controls and procedures were not effective to ensure that material information relating to the Company is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and (ii) the Company's controls and procedures have not been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management including our Chief Executive Officer and our Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013. Based on the foregoing evaluation, management concluded that the Company's internal controls over financial reporting were not effective because of the material weaknesses discussed below.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting because the attestation report requirement has been removed for "smaller reporting companies" under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Company has identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in a company's internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis. The Company identified material weaknesses in its internal controls in the following areas: implementation of segregation of duties as part of our control activities and establishment of clearly defined roles within our finance and accounting functions.

Management's Remediation Measures

As part of our plan to remediate this material weaknesses, we are performing a full review of our internal control procedures. We have implemented, and plan to continue to implement, new controls and new procedures and clearly define roles and responsibilities among the finance and accounting functions while continuing to segregate duties.

The Company will continue to review and improve its internal controls over financial reporting to address the underlying causes of the material weakness and control deficiencies. Such material weaknesses and control deficiencies will not be remediated until the Company's remediation plan has been fully implemented, and it has concluded that its internal controls are operating effectively for a sufficient period of time.

Changes in Internal Control over Financial Reporting

Except for the material weaknesses and the remediation efforts described above, no other change in our internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information

(a)   None.

(b)   During the quarter ended December 31, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading agreement" or a "non-Rule 10b5-1 trading agreement" (in each case defined in Item 408 of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Information Regarding Directors and Executive Officers.

The information required by this Item 10 relating to officers and directors and nominees for election to the Board of Directors is incorporated by reference to the Proxy Statement.

Compliance with Section 16(a) of the Exchange Act.

If applicable, the information required by this Item 10 with respect to compliance with Section 16(a) of the Exchange Act contained under the caption "Delinquent Section 16(a) Reports" in the Proxy Statement is incorporated by reference to the Proxy Statement.

Code of Business Ethics and Conduct.

In accordance with the information required by this Item 10 relating to the code of ethics required by Item 406 of Regulation S-K, the Company has a Code of Business Ethics and Conduct (the "Code"), which applies to its directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the "Covered Persons" and each a "Covered Person"). The full text of the Code is available on the investor relations section of our website, which is located at *www.synergychc.com*. The Company will provide a copy of the Code to any person without charge, upon request. Such requests should be made in writing to the following address: c/o Synergy CHC Corp., 770 Roosevelt Trail STE 8 #1016, N. Windham, Maine 04062. The Company intends to satisfy the SEC's requirements regarding amendments to, or waivers from, the Code by posting such information on its website or by filing a Current Report on Form 8-K to disclose such information.

Procedures for Stockholders to Recommend Director Nominees.

There have been no material changes to the procedures by which security holders may recommend nominees to our Board.

Audit Committee Information.

The information required by this Item 10 relating to the Company's audit committee financial experts and identification of the Company's audit committee is incorporated by reference to the Proxy Statement.

Insider Trading Policy

The Company has an Insider Trading Policy which prohibits Covered Persons from buying or selling the Company's securities while the Covered Person is aware of material nonpublic information about the Company. The Company believes that its Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 11.   Executive Compensation

Information regarding executive compensation, compensation committee interlocks and insider participation is incorporated herein by reference to the Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance under Share-Based Compensation Plans

Information required by this item is incorporated herein by reference to the Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management

Information required by this item is incorporated herein by reference to the Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information relating to certain relationships and related transactions and director independence is incorporated herein by reference to the Proxy Statement.

Item 14.   Principal Accountant Fees and Services

The information relating to the principal accounting fees and expenses is incorporated herein by reference to the Proxy Statement.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)   Documents filed as part of this Annual Report

    (1)   All financial statements

	Page
Report of Independent Registered Public Accounting Firm*..................................	F-2
Consolidated Balance Sheets as of December 31, 2025 and 2024................................	F-3
Consolidated Statements of Operations and Other Comprehensive (Loss) Income for the Years Ended December 31, 2025, and 2024	F-4
Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 2025 and 2024...	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024	F-6
Notes to Consolidated Financial Statements...	F-8

---

*   RBSM LLP, PCAOB Firm ID No. 587

    (2)   Financial Statement Schedules

All financial statement schedules are omitted because they are either inapplicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto contained in this Annual Report

    (3)   Exhibits required by Item 601 of Regulation S-K

The following documents are filed as exhibits to this Annual Report:

Exhibit No.	Description
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on September 16, 2024).
3.2	Certificate of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by Synergy CHC Corp. with the SEC on June 18, 2025)
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
4.1*	Description of Securities
10.1#	Sales and Marketing Consultant and Distribution Agreement, dated April 2, 2014, between Synergy Strips Corp. and Kenek Brands Inc. (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.2	Distribution, License and Supply Agreement, dated January 22, 2015, by and between Synergy Strips Corp. and Knight Therapeutics (Barbados) Inc. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.3#	Synergy Strips Corp. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.4#	Synergy CHC Corp. 2024 Equity Incentive Plan and amendment thereto. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.5#	Amendment to Synergy CHC Corp. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Synergy CHC Corp. with the SEC on June 18, 2025).
10.6	Amendment and Confirmation Agreement, dated December 3, 2015, by and among Knight Therapeutics (Barbados) Inc., Nomad Choice Pty Ltd., Synergy CHC Corp. and Breakthrough Products, Inc. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.7	FOCUSfactor Distribution Agreement (Canada), dated December 23, 2016, between Knight Therapeutics Inc. and Synergy CHC Corp. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).

Exhibit No.	Description
10.8	Distribution Agreement (Canada), dated February 15, 2016, between Knight Therapeutics Inc. and Nomad Choice Pty Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.9	Distribution Agreement (Remaining Territories), dated February 15, 2016, between Knight Therapeutics (Barbados) Inc. and Nomad Choice Pty Ltd. (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.10	Distribution Agreement (Canada), dated January 1, 2017, between Knight Therapeutics Inc. and Sneaky Vaunt Corp. (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.11	Distribution Agreement (Remaining Territories), dated January 1, 2017, between Knight Therapeutics (Barbados) Inc. and Sneaky Vaunt Corp. (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.12+	Costco Wholesale Basic Vendor Agreement, dated October 9, 2009, between Factor Nutrition Labs LLC and Costco Wholesale Corporation (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.13+	Supplier Agreement by and among Factor Nutrition Labs LLC and Wal-Mart Stores, Inc., Wal-Mart Stores East, LP, Wal-Mart Stores East, Inc., Wal-Mart Stores Texas, LP, Sam's West, Inc., and Sam's East, Inc. (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.14	Master Vendor Agreement, dated July 26, 2022, between iHerb, LLC and Synergy CHC Corp. (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.15	Merchant Loan Agreement, dated January 29, 2024, between WebBank and Synergy CHC Corp. (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.16	Merchant Loan Agreement, dated May 1, 2024, between WebBank and Synergy CHC Corp. (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.17	Promissory Note, dated February 10, 2022, by Synergy CHC Corp. in favor of Don Sanders (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.18	Form of Securities Purchase Agreement, dated March 8, 2022, by and between Synergy CHC Corp. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.34 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.19	Modification Agreement, dated June 14, 2023, by and among Sanders Morris Harris, LLC, Mr. Don A. Sanders and Synergy CHC Corp. (incorporated by reference to Exhibit 10.36 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.20	Modification Agreement, dated March 31, 2024, by and among Sanders Morris Harris, LLC, Don A. Sanders and Synergy CHC Corp. (incorporated by reference to Exhibit 10.37 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.21	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
10.22	Amended and Restated Promissory Note, dated August 28, 2024, by Boombod Ltd in favor of Synergy CHC Corp. (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on August 28, 2024).
10.23	Credit Agreement, dated as of May 30, 2025, by and among Synergy CHC Corp. as Borrower, each subsidiary of the Borrower listed as a Guarantor therein, the lenders from time-to-time party thereto as Lenders and ACP Agency, LLC, as Collateral Agent and Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Synergy CHC Corp. on June 4, 2025).
10.24	Form of Representative Warrant, dated August 27, 2025 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed by Synergy CHC Corp. on August 27, 2025).
14.1	Code of Business Ethics and Conduct (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K, filed by Synergy CHC Corp. on March 31, 2025).

Exhibit No.	Description
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of RBSM LLP
31.1*	Certification of Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-1, filed by Synergy CHC Corp. on June 28, 2024).
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

#	Denotes a management contract or compensatory plan or arrangement.
+	Certain confidential information contained in this agreement has been omitted because it is not material and would be competitively harmful if publicly disclosed.
*	Filed or furnished herewith.
¥	Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC on request.

Item 16.   Form 10-K Summary

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Synergy CHC Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Synergy CHC Corp. (the Company) as of December 31, 2025 and 2024, and the related statements of operations and other comprehensive (loss) income, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ RBSM LLP

We have served as the Company's auditor since 2014.
PCAOB ID 587
Houston, Texas
March 31, 2026

Synergy CHC Corp.
Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
Assets		
Current Assets		
Cash and cash equivalents.	$ 2,622,313	$ 687,920
Restricted cash	100,000	100,000
Accounts receivable, net	3,203,505	5,321,037
Other receivables, net	—	1,999,637
Loan receivable (related party), net	—	4,375,059
Prepaid expenses (including related party amount of $110,803 and $312,966, respectively)	351,049	1,859,563
Inventory, net.	3,737,509	1,716,552
Total Current Assets	10,014,376	16,059,768
Intangible assets, net	150,000	283,333
Total Assets	$ 10,164,376	$ 16,343,101
Liabilities and Stockholders' Deficit		
Current Liabilities:		
Accounts payable and accrued liabilities (including payable to shareholder of $196,934 and $88,644, respectively)	$ 6,388,219	$ 5,191,868
Income taxes payable	88,108	242,977
Contract liabilities.	1,526	24,252
Short term loans payable, net of debt discount, related party.	100,000	—
Short term loans payable, net of debt discount	—	7,725,272
Current portion of notes payable, net of debt discount.	1,658,215	—
Current portion of long-term notes payable, net of debt discount and debt issuance cost, shareholder.	—	4,000,000
Total Current Liabilities.	8,236,068	17,184,369
Long-term Liabilities:		
Notes payable, net of debt discount, shareholder	—	8,333,053
Notes payable, net of debt discount	25,056,446	7,457,022
Total long-term liabilities	25,056,446	15,790,075
Total Liabilities	33,292,514	32,974,444
Commitments and contingencies (Note 13)		
Stockholders' Deficit:		
Common stock, $0.00001 par value; 300,000,000 shares authorized; 11,483,926 and 8,721,818, shares issued, respectively; 11,303,853 and 8,541,745 outstanding, respectively	114	87
Additional paid in capital	33,594,550	27,643,660
Accumulated other comprehensive loss	(154,281)	(47,777)
Accumulated deficit	(56,441,021)	(44,099,813)
Less: Treasury stock (180,073 shares) at cost.	(127,500)	(127,500)
Total stockholders' deficit.	(23,128,138)	(16,631,343)
Total Liabilities and Stockholders' Deficit	$ 10,164,376	$ 16,343,101

The accompanying notes are an integral part of these consolidated financial statements.

Synergy CHC Corp.
Consolidated Statements of Operations and Other Comprehensive (Loss) Income

	For the year ended December 31, 2025	For the year ended December 31, 2024
Revenue	$ 30,380,809	$ 34,834,243
Cost of sales	10,077,992	11,191,224
Gross Profit	20,302,817	23,643,019
Operating expenses		
Selling and marketing	13,137,779	12,991,431
General and administrative	8,829,803	4,717,006
Reserve for bad debts	6,660,650	—
Depreciation and amortization	133,334	133,334
Total operating expenses	28,761,566	17,841,771
(Loss) Income from operations	(8,458,749)	5,801,248
Other (income) expenses		
Other income	—	(510,534)
Interest income	(15,065)	(1,523)
Interest expense	5,919,742	4,105,198
Gain on settlement of notes payable	(2,154,522)	—
Remeasurement loss (gain) on translation of foreign subsidiary	14,833	(18,954)
Total other expenses	3,764,988	3,574,187
Net (loss) income before income taxes	(12,223,737)	2,227,061
Income tax expense	117,471	102,085
Net (loss) income after tax	$ (12,341,208)	$ 2,124,976
Net (loss) income per share – basic	$ (1.27)	$ 0.28
Net (loss) income per share – diluted	$ (1.27)	$ 0.28
Weighted average common shares outstanding		
Basic	9,722,552	7,588,095
Diluted	9,722,552	7,630,501
Comprehensive (loss) income:		
Net (loss) income	$ (12,341,208)	$ 2,124,976
Foreign currency translation adjustment	(106,504)	54,690
Comprehensive (loss) income	$ (12,447,712)	$ 2,179,666

The accompanying notes are an integral part of these consolidated financial statements.

Synergy CHC Corp.
Consolidated Statements of Stockholders' Deficit

	Common stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury stock	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount					
Balance as of December 31, 2023	7,553,818	$ 76	$ 19,148,707	$ (102,467)	$ (127,500)	$ (46,224,789)	$ (27,305,973)
Foreign currency translation income				54,690			54,690
Issuance of common stock at IPO, net of issuance cost	1,150,000	11	8,397,033				8,397,044
Fair value of underwriters warrants issued at IPO				490,443			490,443
Offering costs related to fair value of underwriting warrants				(490,443)			(490,443)
Issuance of common stock for loan financing	18,000		97,920				97,920
Net income						2,124,976	2,124,976
Balance as of December 31, 2024	8,721,818	$ 87	$ 27,643,660	$ (47,777)	(127,500)	$ (44,099,813)	$ (16,631,343)
Foreign currency translation loss				(106,504)			(106,504)
Issuance of common stock for loan financing	82,360	1	220,867				220,868
Issuance of pre-funded warrants for settlement of shareholder notes payable			899,993				899,993
Issuance of common stock for exercise of pre-funded warrants	428,570	4	(4)				—
Issuance of common stock for modification of notes payable	441,178	4	847,058				847,062
Fair value of vested stock options			136,248				136,248
Fair value of underwriters warrants issued at IPO			51,465				51,465
Offering costs related to fair value of underwriting warrants			(51,465)				(51,465)
Issuance of common stock at IPO, net of issuance cost	1,750,000	17	3,719,529				3,719,546
Stock issued for services	60,000	1	127,199				127,200
Net loss						(12,341,208)	(12,341,208)
Balance as of December 31, 2025	11,483,926	$ 114	$ 33,594,550	$ (154,281)	$ (127,500)	$ (56,441,021)	$ (23,128,138)

The accompanying notes are an integral part of these consolidated financial statements.

Synergy CHC Corp.
Consolidated Statements of Cash Flows

	For the year ended December 31, 2025	For the year ended December 31, 2024
Cash Flows from Operating Activities		
Net (loss) income	$ (12,341,208)	$ 2,124,976
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Amortization of debt discount and debt issuance cost	1,633,776	56,796
Depreciation and amortization	133,334	133,334
Stock based compensation	136,247	—
Stock issued for modification of notes payable	847,062	—
Stock issued for services	127,200	—
Foreign currency transaction (gain) loss	5,531	54,321
Remeasurement gain on translation of foreign subsidiary	14,833	(18,954)
Non cash implied interest	—	4,799
Bad debts	2,256,846	—
Bad debt, related party	4,403,804	—
Gain on settlement of debt	(2,154,522)	—
Write-off of inventory	894,341	125,364
Stock issued for loan financing	—	97,920
Income from employee retention credits	—	(252,405)
Income from insurance on stolen goods	—	(258,129)
Changes in operating assets and liabilities:		
Accounts receivable	1,514,935	(3,214,943)
Other receivables	345,388	(1,489,103)
Loan receivable, related party	—	84,937
Inventory	(2,915,298)	1,884,324
Prepaid expenses	1,306,351	(1,250,023)
Prepaid expense, related party	202,163	(145,092)
Income taxes payable	(84,271)	57,312
Contract liabilities	(22,726)	10,050
Accounts payable and accrued liabilities	622,099	(2,870,633)
Accounts payable, related party	489,093	61,759
Net cash used in operating activities	(2,585,022)	(4,803,390)
Cash Flows from Investing Activities	—	—
Cash Flows from Financing Activities		
Proceeds from issuance of common stock at IPO	—	8,397,044
Proceeds from issuing common stock	3,719,547	—
Advances from related party	235,000	3,528,003
Repayments of advances to related party	(135,000)	(3,200,000)
Repayment of notes payable, shareholder	(10,000,000)	(84,500)
Proceeds from notes payable	20,996,250	1,360,000
Payment of loan financing fees	(2,024,287)	—
Repayment of notes payable	(8,136,846)	(5,196,461)
Net cash provided by financing activities	4,654,664	4,804,086

Synergy CHC Corp.

Consolidated Statements of Cash Flows — (Continued)

	For the year ended December 31, 2025	For the year ended December 31, 2024
Effect of exchange rate on cash, cash equivalents and restricted cash	(135,249)	54,690
Net increase in cash, cash equivalents and restricted cash	1,934,393	55,386
Cash, Cash Equivalents and restricted cash, beginning of year	787,920	732,534
Cash, Cash Equivalents and restricted cash, end of year	$ 2,722,313	$ 787,920
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ 2,953,878	$ 3,906,001
Income taxes	$ 147,377	$ —
Supplemental Disclosure of Non-cash Investing and Financing Activities:		
Accounts payable converted to loan payable upon settlement	$ —	$ 3,770,824
Reduction of short-term related party note payable by reduction of prepaid balance	$ —	$ 328,003
Issuance of common stock for loan financing	$ 220,869	$ —
Issuance of pre-funded warrants for settlement of shareholder notes payable	$ 899,993	$ —
Exercise of pre-funded warrants	$ 4	$ —
Loan fees payable to lender	$ 375,000	$ —

The accompanying notes are an integral part of these consolidated financial statements.

SYNERGY CHC CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of the Business

Synergy CHC Corp. ("Synergy", "we", "us", "our" or the "Company") (formerly Synergy Strips Corp.) was incorporated on December 29, 2010 in Nevada under the name "Oro Capital Corporation." On April 21, 2014, the Company changed its fiscal year end from July 31 to December 31. On April 28, 2014, the Company changed its name to "Synergy Strips Corp.". On August 5, 2015, the Company changed its name to "Synergy CHC Corp."

The Company is a consumer health care company that is in the process of building a portfolio of best-in-class consumer product brands. Synergy's strategy is to grow its portfolio both organically and by further acquisition.

Effective January 1, 2019 the Company has merged the U.S. Subsidiaries (Neuragen Corp., Breakthrough Products Inc., Sneaky Vaunt Corp., and The Queen Pegasus Corp.) into the Company.

Synergy is the sole owner of four subsidiaries: NomadChoice Pty Ltd., Hand MD Corp., Synergy CHC Inc. and Synergy CHC Mexico, and the results have been consolidated in these consolidated financial statements. Synergy CHC Mexico was incorporated during May 2025 for the purposes of expanding into Mexico.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

All amounts referred to in the notes to the consolidated financial statements are in United States Dollars ($) unless stated otherwise.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reverse Stock Split

On September 11, 2024, we effected a 1-for-11.9 reverse stock split with respect to our common stock. The reverse stock split did not change the number of authorized shares of common stock or par value. All references in these consolidated financial statements to shares, share prices, exercise prices and other per share information in all periods have been adjusted, on a retroactive basis, to reflect the reverse stock split.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included are assumptions about collection of accounts receivable, current income taxes, deferred income taxes valuation allowance, useful life of intangible assets, impairment analysis of intangible assets, estimates used in the fair value calculation of stock based compensation, assumptions used in Black-Scholes-Merton, or BSM, valuation methods, such as expected volatility, risk-free interest rate and expected dividend rate, accrual of sales returns, and accrual of legal expense. The results of any changes in accounting estimates are reflected in the consolidated financial statements in the period in which the changes become evident. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period that they are determined to be necessary.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents. As of December 31, 2025, and 2024, the Company had no cash equivalents. The Company maintains

Note 2 — Summary of Significant Accounting Policies (cont.)

its cash and cash equivalents in banks insured by the Federal Deposit Insurance Corporation (FDIC) in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. The Company minimizes this risk by placing its cash deposits with major financial institutions. At December 31, 2025 and 2024, the uninsured balances amounted to $2,450,399 and $503,215, respectively.

Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31, 2025	December 31, 2024
Cash and cash equivalents.	$ 2,622,313	$ 687,920
Restricted cash	100,000	100,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 2,722,313	$ 787,920

Amounts included in restricted cash represent the amount held for credit card collateral.

Intangible Assets

We evaluate the recoverability of intangible assets periodically consider events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. Intangible assets are amortized on a straight line basis over the useful lives.

Long-lived Assets

Long-lived assets include intangible assets. We assess the carrying value of our long-lived asset groups when indicators of impairment exist and recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable when compared to undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Indicators of impairment include significant underperformance relative to historical or projected future operating results, significant changes in our use of the assets or in our business strategy, loss of or changes in customer relationships and significant negative industry or economic trends. When indications of impairment arise for a particular asset or group of assets, we assess the future recoverability of the carrying value of the asset (or asset group) based on an undiscounted cash flow analysis. If carrying value exceeds projected, net, undiscounted cash flows, an additional analysis is performed to determine the fair value of the asset (or asset group), typically a discounted cash flow analysis, and an impairment charge is recorded for the excess of carrying value over fair value.

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board's ("FASB"), Accounting Standards Codification ("ASC") ASC 606, Revenue from Contracts with Customers ("ASC 606"). Revenues are recognized when control is transferred to customers in amounts that reflect the consideration the Company expects to be entitled to receive in exchange for those goods. Revenue recognition is evaluated through the following five steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

The Company recognizes revenue upon shipment from its fulfillment centers. Certain of our distributors may also perform a separate function as a co-packer on our behalf. In such cases, ownership of and title to our products that are co-packed on our behalf by those co-packers who are also distributors, passes to such distributors when we are notified by them that they have taken transfer or possession of the relevant portion of our finished goods. Freight billed

Note 2 — Summary of Significant Accounting Policies (cont.)

to customers is presented as revenues, and the related freight costs are presented in selling and marketing expense. Cancelled orders are refunded if not already dispatched, refunds are only paid if stock is damaged in transit, discounts are only offered with specific promotions and orders will be refilled if lost in transit. The Company recognizes revenue for its digital products in the month the download by the customer occurs.

All product sales were initiated based upon the retailer's purchase orders at a fixed transaction price and revenues recognized when the products were shipped to our customers.

The Company accounts for its IP license revenue, which provides the Company's customer with rights to use the Company's IP, in accordance with ASC 606. A license may be perpetual or time limited in its application. In accordance with ASC 606, the Company will continue to recognize revenue from IP license at the time of delivery when the customer accepts control of the IP, as the IP is functional without professional services, updates and technical support. The Company has concluded that its IP license is distinct as the customer can benefit from the functional IP on its own. Therefore, the Company has determined the right to use its IP was satisfied at a point in time (on the date the rights to the IP were granted).

Contract Assets

The Company does not have any contract assets such as work-in-process. All trade receivables on the Company's consolidated balance sheet are from contracts with customers.

Contract Costs

Costs incurred to obtain a contract are capitalized if the Company expects to recover those costs. As a practical expedient, costs to obtain a contract that are short term in nature are expensed as incurred. The Company does not have any contract costs capitalized as of December 31, 2025 or 2024.

Contract Liabilities

The Company's contract liabilities consist of advance customer payments. Contract liability results from transactions in which the Company has been paid for products by customers, but for which all revenue recognition criteria have not yet been met. Once all revenue recognition criteria have been met, the contract liabilities are recognized.

	December 31, 2025		December 31, 2024	
Beginning balance	$	24,252	$	14,202
Additions		1,526		24,252
Recognized as revenue		(24,252)		(14,202)
Ending balance	$	1,526	$	24,252

Accounts receivable

Accounts receivable are generally unsecured. The Company establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management's evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of December 31, 2025 and 2024, the allowance for doubtful accounts was $377,579 and $0, respectively.

Advertising Expense

The Company expenses marketing, promotions and advertising costs as incurred. Such costs are included in selling and marketing expense in the accompanying consolidated statements of income and other comprehensive income.

Note 2 — Summary of Significant Accounting Policies (cont.)

Research and Development

Costs incurred in connection with the development of new products and processing methods are charged to general and administrative expenses as incurred.

Income Taxes

The Company utilizes ASC 740, "Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recorded when it is "more likely-than-not" that a deferred tax asset will not be realized.

The Company generated a deferred tax asset through net operating loss carry-forward. However, a valuation allowance of 100% has been established due to the uncertainty of the Company's realization of the net operating loss carry forward prior to its expiration.

NomadChoice Pty Ltd, is a wholly-owned subsidiary, and is subject to income taxes in Australia, the jurisdiction in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Synergy CHC Inc. is a wholly-owned foreign subsidiary, and is subject to income taxes in Canada, the jurisdiction in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Synergy CHC Mexico is a wholly-owned foreign subsidiary, and is subject to income taxes in Mexico, the jurisdiction in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Net Earnings (Loss) Per Common Share

The Company computes earnings per share under ASC subtopic 260-10, Earnings Per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted earnings per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock (using the "treasury stock" method), unless their effect on net income per share is anti-dilutive. As of December 31, 2025, and 2024, options to purchase 1,200,000 and 252,102, respectively, shares of common stock were outstanding. As of December 31, 2025 and 2024, warrants to purchase 156,000 and 103,500 shares of common stock, respectively, were outstanding.

Note 2 — Summary of Significant Accounting Policies (cont.)

The following is a reconciliation of the number of shares used in the calculation of basic and diluted (loss) earnings per share for the years ending December 31, 2025, and 2024:

	For the year ending	
	December 31, 2025	December 31, 2024
Net (loss) income after tax	$ (12,341,208)	$ 2,124,976
Weighted average common shares outstanding	9,722,552	7,588,095
Incremental shares from the assumed exercise of dilutive stock options	—	42,406
Dilutive potential common shares.	9,722,552	7,630,501
Net (loss) earnings per share:		
Basic	$ (1.27)	$ 0.28
Diluted.	$ (1.27)	$ 0.28

The following securities were not included in the computation of diluted net earnings per share as their effect would have been antidilutive:

	For the year ending	
	December 31, 2025	December 31, 2024
Options to purchase common stock	1,200,000	168,068
Warrants to purchase common stock	156,000	103,500

Fair Value Measurements

The Company measures and discloses the fair value of assets and liabilities required to be carried at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure.

ASC 825 Financial Instruments defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. ASC 825 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825 establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices for identical assets or liabilities in active markets to which we have access at the measurement date.

Level 2 — Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

As of both December 31, 2025 and 2024, the Company has determined that there were no assets or liabilities measured at fair value.

Note 2 — Summary of Significant Accounting Policies (cont.)

The carrying amounts of the Company's financial assets and liabilities, including accounts receivable, prepaid expenses, accounts payable, accrued expenses, other current liabilities and notes/loans payable, approximate their fair values because of the short-term nature of these instruments.

Inventory

Inventory consists of raw materials, components and finished goods. The Company's inventory is stated at the lower of cost (FIFO cost basis) or net realizable value. Finished goods include the cost of labor to assemble the items.

Foreign Currency Translation

The functional currency of one of the Company's foreign subsidiaries (NomadChoice Pty Ltd.) is the U.S. Dollar. The Company's foreign subsidiary maintains its records using local currency (Australian Dollar — "AUD"). All monetary assets and liabilities of the foreign subsidiary were translated into U.S. Dollars at period end exchange rates, non-monetary assets and liabilities of the foreign subsidiary were translated into U.S. Dollars at transaction day exchange rates. Income and expense items related to non-monetary items were translated at exchange rates prevailing during the transaction date and other incomes and expenses were translated using average exchange rate for the period. The resulting translation adjustments, net of income taxes, were recorded in statements of operations as Remeasurement gain or loss on translation of foreign subsidiary.

The functional currency of one of the Company's foreign subsidiary (Synergy CHC Inc.) is the Canadian Dollar (CAD). The Company's foreign subsidiary maintains its records using local currency (CAD). All assets and liabilities of the foreign subsidiary were translated into U.S. Dollars at period end exchange rates and stockholders' equity is translated at the historical rates. Income and expense items were translated using average exchange rate for the period. The resulting translation adjustments, net of income taxes, are reported as other comprehensive income and accumulated other comprehensive income in the stockholder's equity in accordance with ASC 220 — Comprehensive Income.

The functional currency of the Company's other foreign subsidiary (Synergy CHC Mexico) is the Mexican Peso (MXN). The Company's foreign subsidiary maintains its records using local currency (MXN). All assets and liabilities of the foreign subsidiary were translated into U.S. Dollars at period end exchange rates and stockholders' equity is translated at the historical rates. Income and expense items were translated using average exchange rate for the period. The resulting translation adjustments, net of income taxes, are reported as other comprehensive income and accumulated other comprehensive income in the stockholder's equity in accordance with ASC 220 — Comprehensive Income.

The exchange rates used to translate amounts in AUD, CAD and MXN into USD for the purposes of preparing the consolidated financial statements were as follows:

Balance sheet:

	December 31, 2025	December 31, 2024
Period-end AUD: USD exchange rate	$ 0.6696	$ 0.6183
Period-end CAD: USD exchange rate	$ 0.7296	$ 0.6950
Period-end MXN: USD exchange rate	$ 0.0555	$ —

Income statement:

	December 31, 2025	December 31, 2024
Average Yearly AUD: USD exchange rate	$ 0.6447	$ 0.6599
Average Yearly CAD: USD exchange rate	$ 0.7157	$ 0.7301
Average Period MXN: USD exchange rate	$ 0.0555	$ —

Note 2 — Summary of Significant Accounting Policies (cont.)

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated into either Australian Dollars, Canadian Dollars or Mexican Pesos, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Concentrations of Credit Risk

In the normal course of business, the Company provides credit terms to its customers; however, collateral was not required. Accordingly, the Company performed credit evaluations of its customers and maintained allowances for possible losses which, when realized, were within the range of management's expectations. From time to time, a higher concentration of credit risk existed on outstanding accounts receivable for a select number of customers due to individual buying patterns.

Warehousing costs

Warehouse costs include all third party warehouse rent fees and are charged to selling and marketing expenses as incurred. Any additional costs relating to assembly or special pack-outs of the Company's products are charged to cost of sales.

Product display costs

All displays manufactured and purchased by the Company are for placement of product in retail stores. This also includes all costs for display execution and setup and retail services are charged to cost of sales and expensed as incurred.

Cost of Sales

Cost of sales includes the purchase cost of products sold, all costs associated with getting the products into the retail stores including buying costs and the hosting of our online Application.

Debt Issuance Costs

Debt issuance costs consist primarily of arrangement fees, professional fees and legal fees. These costs were netted off with the related loan and are being amortized to interest expense over the term of the related debt facilities.

Shipping Costs

Shipping and handling costs billed to customers are recorded in sales. Shipping costs incurred by the company are recorded in selling and marketing expenses.

Related parties

Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Segment Reporting

Segment identification and selection is consistent with the management structure used by the Company's chief executive officer who is the Chief Operating Decision Maker (CODM) to evaluate performance and make decisions regarding resource allocation, as well as the materiality of financial results consistent with that structure. Based on the Company's management structure and method of internal reporting, the Company has one operating and reportable

Note 2 — Summary of Significant Accounting Policies (cont.)

segment. The Company derives its revenue from the sale of nutraceuticals. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. Significant segment expenses include retailer promotions, freight and fulfillment, marketing and salaries. The Company's CODM reviews financial information presented and decides how to allocate resources based on net income. The Company does not have any intra-entity sales or transfers. The Company's CODM does not review operating results on a disaggregated basis; rather, the chief operating decision maker reviews operating results on an aggregated basis.

Presentation of Financial Statements — Going Concern

Going Concern Evaluation

In connection with preparing consolidated financial statements for the year ended December 31, 2025, management evaluated whether there were conditions and events, considered in the aggregate, that raised substantial doubt about the Company's ability to continue as a going concern within one year from the date that the consolidated financial statements are issued.

The Company considered the following:

• At December 31, 2025, the Company had an accumulated deficit of $56,441,021.

• At December 31, 2025, the Company had a decrease in net revenue of $4,453,434.

• At December 31, 2025, the Company had a decrease in net income of $14,466,184.

• During the year ended December 31, 2025, the Company used $2,585,022 in operating activities.

Ordinarily, conditions or events that raise substantial doubt about an entity's ability to continue as a going concern relate to the entity's ability to meet its obligations as they become due.

The Company evaluated its ability to meet its obligations as they become due within one year from the date that the consolidated financial statements are issued by considering the following:

• At December 31, 2025, the Company had a working capital surplus of $1,778,308.

• During 2025, the Company raised additional capital of $3.7 million through sale of its common stock.

• The Company has restructured its debt agreements in 2025 which extends the terms into 2029.

• The Company entered into a second amendment with its current lender during 2026 which adjusts various covenants and payment terms.

• The Company has laid off 13 employees in order to right size its overhead expenses.

• The Company has established an at-the-market ("ATM") equity offering program pursuant to which we may issue and sell shares of our common stock from time to time, subject to market conditions and other factors.

Management concluded that the above factors alleviate doubts about the Company's ability to generate enough cash from operations and other available sources to satisfy its obligations for the next twelve months from the issuance date.

Note 2 — Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 amends the rules on income tax disclosures to require entities to disclose specific categories in the rate reconciliation, the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and income tax expense or benefit from continuing operations (separated by federal, state, and foreign). In addition, ASU 2023-09 requires entities to disclose their income tax payments to international, federal, state, and local jurisdictions, among other changes. The amendments can be applied on a prospective basis although retrospective application is permitted. The amendments are effective for the fiscal years beginning after December 15, 2024, with early adoption permitted. While the adoption of ASU 2023-09 has not affected the Company's consolidated financial statements, it has resulted in additional disclosures.

In October 2023, the FASB issued ASU No. 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative" ("ASU 2023-06"). ASU 2023-06 amends U.S. GAAP to reflect updates and simplifications to certain disclosure and presentation requirements referred to FASB by the Securities and Exchange Commission ("SEC"). The targeted amendments incorporate 14 of the 27 disclosures referred by the SEC into codification. Each amendment in ASU 2023-06 is effective on either the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. The Company is currently evaluating the impact this update will have on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, "Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets" ("ASU 2025-05"). ASU 2025-05 provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments are effective for the fiscal years beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact this update will have on its consolidated financial statements.

Note 3 — Income Taxes

The Company utilizes FASB ASC 740, "Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recorded when it is "more likely-than-not" that a deferred tax asset will not be realized.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. The Company does not have any uncertain tax positions.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the "Code") Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL's would be limited or eliminated, as to the amount that could be utilized each year, based on the Code. NOL's attributable to Breakthrough Products, Inc., which are the majority of the Company's domestic NOL's are Separate Return Limitation Year (SRLY) NOL's. Such losses may generally not be available for use (limited or eliminated).

The Company has not filed its State & Local Income/Franchise tax returns in states it is required to file, as such returns and liability remain open. The Company does not expect this to be a significant liability.

Note 3 — Income Taxes (cont.)

The table below summarizes the differences between the U.S. statutory federal rate and the Company's estimated effective tax rate for the years ended December 31, 2025 and 2024:

	December 31, 2025 ($)	December 31, 2025	December 31, 2024 ($)	December 31, 2024
U.S. Statutory Rate	$ (2,566,985)	(21)%	$ 467,881	(21)%
AU/CA/MXN rates in excess of the US rate. . . .	(238,926)	(2)%	(81,761)	4%
Increase (decrease) in valuation allowance.	4,052,466	33%	(284,035)	14%
Permanent differences.	316,339	3%	—	—%
Prior period true up.	(1,445,423)	(12)%	—	—%
Total provision for income taxes.	$ 117,471	1%	$ 102,085	(4)%

The Company has deferred tax assets, which have been fully reserved, as follows as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Net operating Losses.	$ 11,993,073	$ 10,663,939
Obsolete inventory	26,326	26,326
Nonstatutory stock options	515,319	515,319
Other	43,313	—
Impairment of intangible asset	220,150	220,150
Amortization.	—	106,400
Bad debt reserve	—	—
Other	2,815,819	29,401
Deferred tax asset	15,614,000	11,561,535
Valuation allowance for deferred tax assets	(15,614,000)	(11,561,535)
Net deferred tax assets	$ —	$ —

Tax expense was $117,471 and $102,085 for 2025 and 2024, respectively.

Income tax provision (benefit) consists of the following for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,	
Income tax provision (benefit):	2025	2024
Current		
Federal.	9,404	97,644
State.	104,442	
Foreign	3,625	4,441
Total Current.	117,471	102,085
Deferred		
Federal.	—	—
State.	—	—
Foreign	—	—
Total Deferred	—	—
Total income tax provision (benefit)	$ 117,471	$ 102,085

Note 3 — Income Taxes (cont.)

The table below summarizes the (loss) income before taxes for domestic and foreign jurisdictions:

	December 31, 2025		December 31, 2024	
Domestic (U.S.).	$	(9,765,518)	$	3,135,519
Foreign		(2,458,219)		(908,458)
Total	$	(12,223,737)	$	2,227,061

The table below summarizes the income tax expense for 2025 and 2024:

	December 31, 2025		December 31, 2024	
Federal.	$	9,404	$	97,644
State.		104,442		—
Foreign		3,625		4,441
Total	$	117,471	$	102,085

The Company also has net operating loss carryforwards of approximately $57,000,00 and approximately $46,600,000 (United States and Canada) included in the deferred tax asset table above for 2025 and 2024, respectively, the majority attributable to the acquisition of Breakthrough Products, Inc. However, due to limitations of carryover attributes and separate return limitation year rules, it is unlikely the company will benefit from the NOL's and thus Management has determined a 100% valuation reserved is required. Further, the Company has not completed an evaluation of the NOL's attributable to Breakthrough Products, Inc. at the date of this report.

The Company has adopted the provisions of ASC 740-10-25, which provides recognition criteria and a related measurement model for uncertain tax positions taken or expected to be taken in income tax returns. ASC 740-10-25 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities.

Tax positions that meet the more likely than not threshold is then measured using a probability weighted approach recognizing the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company had no tax positions relating to open income tax returns that were considered to be uncertain.

The Company files income tax returns in the U.S. federal jurisdiction, state jurisdiction (California) and foreign jurisdictions (Canada and Australia). With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examination by tax authorities for years before 2021. The Internal Revenue Service has not recently informed the Company of any pending examinations.

Note 4 — Accounts and Other Receivable

Accounts receivable, net of allowances for doubtful accounts, consisted of the following:

	December 31, 2025		December 31, 2024	
Trade accounts receivable	$	3,581,084	$	5,321,037
Other receivables.		—		1,999,637
Less allowances.		(377,579)		—
Total accounts and other receivable, net	**$**	**3,203,505**	**$**	**7,320,674**

Note 4 — Accounts and Other Receivable (cont.)

During the years ended December 31, 2025 and 2024, the Company charged $2,256,846 and $0, respectively, to bad debt expense. The $2,256,846 is comprised of the remaining balance in other receivables of $1,654,249, a write off of uncollectible accounts receivable of $225,018 and recognizing an allowance for doubtful accounts of $377,579. During the year ended December 31, 2024, the Company had other receivables related to $252,405 for Employee Retention Credits, $258,129 related to an insurance claim for stolen goods and $1,489,103 related to disputed accounts receivables.

Note 5 — Prepaid Expenses

At December 31, 2025 and 2024, prepaid expenses consisted of the following:

	December 31, 2025	December 31, 2024
Advances for inventory	$ 168,174	$ 605,913
Insurance	17,081	2,879
Deposits	—	14,000
Contract employee, related party	110,803	296,981
Rent, related party	—	15,985
Advertising and promotions*	—	869,920
Conferences	11,333	15,000
Professional fees	—	13,000
IT expenses	43,132	25,404
Miscellaneous	526	481
Total	**$ 351,049**	**$ 1,859,563**

*   During the year ended December 31, 2024, the Company bartered inventory worth $859,920 for media credits to be used at the Company's discretion. During the year ended December 31, 2025, the Company charged these media credits to general and administrative expense as they were not utilized.

Note 6 — Concentration of Credit Risk

Cash and cash equivalents

The Company maintains its cash and cash equivalents in banks insured by the Federal Deposit Insurance Corporation (FDIC) in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. The Company minimizes this risk by placing its cash deposits with major financial institutions. At December 31, 2025 and 2024, the uninsured balance amounted to $2,450,399 and $503,215, respectively.

Accounts receivable

As of December 31, 2025 and 2024, one customer accounted for 71% and 74%, respectively, of the Company's accounts receivable.

Major customers

For the years ended December 31, 2025 and 2024, two customers accounted for approximately 79% and 73%, respectively, of the Company's revenue. Substantially all of the Company's business is with companies in the United States.

Note 6 — Concentration of Credit Risk (cont.)

Accounts payable

As of December 31, 2025 and 2024, two and four vendors accounted for 64% and 69%, respectively, of the Company's accounts payable.

Major suppliers

For the year ended December 31, 2025, two suppliers accounted for approximately 46% of the Company's purchases. For the year ended December 31, 2024, three suppliers accounted for approximately 42% of the Company's purchases. Substantially all of the Company's business is with suppliers in the United States.

Note 7 — Inventory

Inventory consists of finished goods, components and raw materials. The Company's inventory is stated at the lower of cost (FIFO cost basis) or net realizable value.

The carrying value of inventory consisted of the following:

	December 31, 2025	December 31, 2024
Finished goods	$ 3,325,093	$ 1,578,561
Components	412,416	92,991
Raw materials	—	45,000
Total inventory	**$ 3,737,509**	**$ 1,716,552**

During the years ended December 31, 2025 and 2024, $894,341 and $125,364, respectively, of expiring and slow-moving inventory was written off to cost of sales and $150,000 has been accrued for to dispose of these expired goods.

Note 8 — Intangible Assets

	December 31, 2025	December 31, 2024
License Fee	$ 450,000	$ 450,000
Less accumulated amortization	(300,000)	(166,667)
Intangible assets, net	**$ 150,000**	**$ 283,333**

Amortization expense for the years ended December 31, 2025 and 2024 was $133,334 and $133,334, respectively.

The estimated aggregate amortization expense over each of the next five years is as follows:

2026	$ 133,333
2027	16,667

Note 9 — Related Party Transactions

The Company paid consulting fees through December 31, 2025 to a company owned by Mr. Jack Ross, Chief Executive Officer (CEO) of the Company. The Company expensed $995,000 and $1,321 during the years ended December 31, 2025 and 2024, respectively, as consulting fees. The Company advanced $396,683 in the manner of a prepaid consulting fees during the year ended December 31, 2024 and applied $328,003 of that advance to a short-term loan. The prepaid balance as of December 31, 2025 and 2024 was $110,803 and $296,891, respectively. During 2025, the Company was advanced $235,000 and during 2024, the Company was advanced $3,175,000 US Dollars and $514,500 Canadian Dollars (US Dollars $342,201), respectively in the form of a short-term note. The balance owed

Note 9 — Related Party Transactions (cont.)

as of December 31, 2025 and 2024 is $100,000 and $0, respectively. During 2025, the Company paid $52,500 for a vehicle allowance and $31,062 for insurance reimbursement. During 2025, the Company paid $57,720 as rent for 2025 for office and meeting space in the United States.

The Company paid rent through December 31, 2025 to a company owned by the CEO of the Company. The Company expensed $261,724 Canadian Dollars ($187,389 US Dollars).

The Company entered into transactions with a related party controlled by the CEO during prior years. The transactions were a pass through and allocation of expenses and reimbursements. As of December 31, 2024 the Company was owed $4,375,059. The related party is out of business and does not have the ability to repay this loan. The Company evaluated the collectability of this loan as of December 31, 2025. This loan was deemed uncollectable due to lack of ability to repay and $4,403,804 was fully expensed to bad debt.

The Company entered into a transaction with a related party controlled by the CEO during the year ended December 31, 2023. The transaction was in the form of a short-term loan. The Company received $10,000 Canadian dollars (US Dollars $7,561). This amount was owed to the related party as of December 31, 2023 and was repaid during February 2024.

During June 2024, the Company entered into Sixth Amended Agreement with Knight Therapeutics Inc., a shareholder, to modify prior Agreements. This modification consolidated outstanding loans and extended the maturity dates of the loans to March 31, 2026. The Company recognized interest expense of $623,355 and $1,545,675 during the years ended December 31, 2025 and 2024, respectively. During May and June 2025, the Company repaid the balance on this amended agreement (see Note 11).

On December 23, 2016, the Company entered into an agreement with Knight Therapeutics Inc. for the distribution rights of FOCUSfactor in Canada. In conjunction with this agreement, the Company is required to pay Knight a distribution fee equal to 30% of gross sales for sales achieved through a direct sales channel and 5% of gross sales for sales achieved through retail sales. The minimum due to Knight under this agreement is $100,000 Canadian dollars. During the year ended December 31, 2025, the Company expensed $146,336 Canadian dollars (US Dollars $104,730) and is included in selling and marketing. During the year ended December 31, 2024, the Company expensed $123,584 Canadian dollars (US Dollars $90,229) and is included in selling and marketing. As of December 31, 2025 and 2024, the total outstanding balance was $269,920 and $123,584 Canadian dollars, respectively. In US Dollars, the total outstanding balance was $196,934 and $85,891 as of December 31, 2025 and 2024, respectively.

The Company expensed royalty of $11,869 and $51,428 for the years ended December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, the Company owed Knight Therapeutics Inc. $578 and $2,753, respectively, in connection with a royalty distribution agreement, and is in accounts payable.

Note 10 — Accounts Payable and Accrued Liabilities

As of December 31, 2025 and 2024, accounts payable and accrued liabilities consisted of the following:

	December 31, 2025	December 31, 2024
Accrued payroll	$ 316,580	$ 76,399
Legal fees	233,199	13,722
Commissions	297,831	450,208
Manufacturers	1,664,299	409,744
Promotions	1,126,523	2,570,126
Accounting Fees	53,683	210,386
Freight	274,735	149,549
Royalties, shareholder	197,512	88,644
Warehousing	894,161	261,046
Sales taxes	106,909	67,488
Payroll taxes	446,521	700,797
Professional Fees	—	26,200
Interest	300,397	—
Lender fees	325,000	—
Insurance	—	12,118
Others	150,867	155,441
Total	**$ 6,388,219**	**$ 5,191,868**

The Company has estimated and accrued for its sales tax liability at $355 and $3,703 as of December 31, 2025 and 2024, respectively.

During 2024, the Company recognized a gain on forgiveness of accounts payable of $389,169. This gain was included as a reduction of selling and marketing expenses.

Note 11 — Notes Payable

The Company's notes payable at December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
$10,000,000 August 9, 2017 Loan	$ —	$ 12,333,052
$2,000,000 and $6,000,000 Notes	9,595,223	9,794,165
$5,450,000 December 28, 2023 Loan	—	2,802,445
$3,020,824 March 27, 2024 Loan	—	2,302,824
Other	—	317,292
$3,024,000 November 12, 2025 Advance	2,436,000	—
$17,500,000 May 2025 Loan	17,500,000	—
	29,531,223	27,549,778
Unamortized debt issuance cost and debt discount	(2,816,562)	(34,432)
Total	26,714,661	27,515,346
Current portion, shareholder	—	(4,000,000)
Current portion, other	(1,658,215)	(7,725,272)
Long-term portion, shareholder	—	8,333,053
Long-term portion, other	$ 25,056,446	$ 7,457,022

Note 11 — Notes Payable (cont.)

$950,000 June 26, 2015 Security Agreement:

On June 26, 2015, the Company, through its wholly owned subsidiary, Neuragen Corp. ("Neuragen"), issued a 0% promissory note in a principal amount of $950,000 in connection with an Asset Purchase Agreement to Knight Therapeutics Inc. (Knight). The note requires $250,000 to be paid on or before June 30, 2016, and $700,000 to be paid in quarterly installments (beginning with the quarter ending September 30, 2015) equal to the greater of $12,500 or 5% of U.S. net sales, and 2% of U.S. net sales of Neuragen for 60 months thereafter. The payment of such amounts is secured by a security interest in certain assets, undertakings and property ("Collateral") pursuant to the Security Agreement, which will be released upon receipt of total payments of $1.2 million.

The Company recorded present value of future payments of $199,640 and $204,941 as of March 31, 2024 and December 31, 2023, respectively. At March 31, 2024 and December 31, 2023, the Company owed Knight $275,000 and $287,500, respectively in relation to this agreement. The Company recorded interest expense of $4,799 for the year ended December 31, 2024. The Company made payments of $12,500 during 2024.

During June 2024, this Security Agreement was consolidated with the other outstanding loans to Knight.

$10,000,000 August 9, 2017 Loan:

On August 9, 2017, the Company entered into a Second Amendment to Loan Agreement ("Second Amendment") with Knight, pursuant to which Knight agreed to loan the Company an additional $10 million.

The Company recognized interest expense of $623,355 and $1,545,674 during the years ended December 31, 2025 and 2024, respectively.

During June 2024, the Company entered into Sixth Amended Agreement with Knight Therapeutics Inc., a shareholder, to modify prior Agreements. This modification consolidated outstanding loans and extended the maturity dates of the loans to March 31, 2026.

On May 29, 2025, the Company satisfied the amount outstanding as of that date of $12,713,858 through a combination of (i) a $10,000,000 cash repayment, (ii) an early payment discount of $1,213,858 and (iii) a conversion of $1,500,000 into equity (the "Equity Conversion").

On June 11, 2025 (the "Initial Exercise Date"), the Company issued a pre-funded common stock purchase warrant (the "Pre-Funded Warrant") to purchase up to 428,570 shares of common stock (each a "Warrant Share"), to Knight, in connection with the Equity Conversion. The Pre-Funded Warrant expires upon the earlier of the date the Pre-Funded Warrant is exercised in full, and June 11, 2026. The aggregate exercise price of the Pre-Funded Warrant, except for a nominal exercise price of $0.00001 per Warrant Share, was pre-funded to the Company on or prior to the Initial Exercise Date and, consequently, no additional consideration (other than the nominal exercise price of $0.00001 per Warrant Share) shall be required to be paid by Knight to effect any exercise of the Pre-Funded Warrant. The Pre-Funded Warrant may be exercised, in whole or in part, by means of a "cashless exercise." Pursuant to Section 2(f) of the Pre-Funded Warrant, the Pre-Funded Warrant will be automatically exercised via "cashless exercise" upon the earlier of (i) June 11, 2026, or (ii) the closing of the next sale of equity securities of the Company. The Company relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering to issue the Pre-Funded Warrant. The Company valued 428,570 pre-funded warrants at $899,993 resulting in a gain to the Company of $1,813,865 upon settlement of this loan.

As of December 31, 2025 and 2024 the total consolidated amount outstanding on these loans, including accrued interest and royalties was, $0 and $12,333,052, respectively.

$2,000,000 February 10, 2022 Loan:

On February 10, 2022, the Company entered into a promissory note for $2,000,000 with an individual which was to be repaid with subsequent financing.

Note 11 — Notes Payable (cont.)

On March 31, 2024, we entered into a Modification Agreement in relation to this loan. Effective March 31, 2024, the interest rate is 12%, compounded quarterly. Cash payments of interest shall be made monthly, on the final day of each month commencing in April 2024. We are required to make principal payments of $1,000,000 each quarter starting from March 31, 2025 until December 31, 2025. The remaining principal and unpaid interest is fully due on March 31, 2026. In addition, a loan renegotiation fee of $500,000 shall be earned and payable on March 31, 2026 or at such time the loan is paid in full. Upon closing of a sale transaction, as defined in the agreement, a bonus success fee of $1,800,000 will be earned and payable. An event of default, as defined in the agreement, will trigger a default interest rate increase by 5% to 17%. An incentive fee of a maximum of $563,092 will be paid, prorated if the loan is paid off early. There is a cross-default clause in the agreement which states that if Knight triggers an event of default on its own loan facility, this loan will also be under default. This Agreement consolidates this $2,000,000 loan and the $6,000,000 March 8, 2022 loan as detailed below.

Subsequently and pursuant to the modification agreement entered into on June 14, 2023, effective September 9, 2022, the promissory loan would bear all the same characteristics as the additional $6,000,000 March 8, 2022 loan noted below.

$6,000,000 March 8, 2022 Loans:

On March 8, 2022, the Company entered into Securities Purchase Agreements with debenture holders for the Senior Subordinated Debentures in the amount of $6,000,000 with an original maturity date of September 8, 2022 and warrants with a term of 3 years. The Senior Subordinated Debentures were modified on June 14, 2023 in conjunction with the promissory note. The modification included the exercise of $1,500,000 on cash payment in lieu of the exercise of warrants. Pursuant to ASC 480, warrants were classified as liability and we accrued the warrant liability of $1,500,000 on March 8, 2022, the date of the issuance. On September 8, 2022, the date of the exercise of the warrants, we offset this warrant liability and added the $1,500,000 balance to the Senior Subordinated Debentures.

On March 31, 2024, the Company entered into a Modification Agreement in relation to this loan, which consolidated it with the $2,000,000 February 10, 2022 loan above.

On May 30, 2025, the Company entered into a Subordination Agreement in relation to this $8 million loan, whereby this loan becomes subordinated debt to the senior lender ($17,500,000 May 2025 Loan — see below). This loan may only be repaid based on certain conditions which must be met before payment can be made. There is no maturity date on this consolidated loan, and bears interest at 12% per annum.

"Interest Payment Conditions" means with respect to any payment of interest on this loan, the satisfaction of the following conditions:

(a)   as of the date of any such interest payment and immediately after giving effect thereto, no Default or Event of Default has occurred and is continuing;

(b)   Liquidity (prior to and after giving effect to such payment) shall not be less than $2,000,000;

(c)   the Fixed Charge Coverage Ratio of the Borrower and its Subsidiaries for the period of 12 fiscal months of the Borrower and its Subsidiaries most recently ended prior to such payment (and, for the avoidance of doubt, without giving effect to such payment for purposes of determining Consolidated Net Interest Expense), shall be not less than 1.20 to 1.00; and

(d)   the Administrative Agent shall have received a certificate of an Authorized Officer of the Borrower certifying as to compliance with the preceding clauses and demonstrating (in reasonable detail) the calculation required thereby.

Note 11 — Notes Payable (cont.)

"Principal Payment Conditions" means with respect to any payment or prepayment of principal on any Sanders Note, the satisfaction of the following conditions:

(a)   as of the date of any such principal payment and immediately after giving effect thereto, no Default or Event of Default has occurred and is continuing;

(b)   Liquidity (prior to and after giving effect to such payment) shall not be less than $4,000,000;

(c)   the Fixed Charge Coverage Ratio of the Borrower and its Subsidiaries for the period of 12 fiscal months of the Borrower and its Subsidiaries most recently ended prior to such payment (and, for the avoidance of doubt, without giving effect to such payment for purposes of determining Consolidated Net Interest Expense), shall be not less than 1.20 to 1.00;

(d)   the Consolidated Senior Net Leverage Ratio of the Borrower and its Subsidiaries as of the end of such fiscal quarter of the Borrower ending on or most recently preceding the date of such payment or prepayment was less than 2.75 to 1.00;

(e)   such payment or prepayment is made using only Net Cash Proceeds of an Equity Issuance which are not required to be applied as a mandatory prepayment pursuant to Section 2.5(c)(v) in an amount not to exceed fifty percent (50%) of such Net Cash Proceeds; and

(f)   the Administrative Agent shall have received a certificate of an Authorized Officer of the Borrower certifying as to compliance with the preceding clauses and demonstrating (in reasonable detail) the calculation required thereby.

On April 28, 2025, the Company entered into Assignment, Assumption and Release Agreement with the holder to release Jack Ross (CEO of the Company) from the obligation to personally grant warrants struck at $0.01 penny per share, covering 10% of his stock to the lender for non-payment of principal amount plus loan renegotiation fees by December 31, 2024. The Company issued 441,178 shares valued at $847,062 to the lender for releasing CEO from this obligation.

The Company recognized total interest expense of $1,958,384 during the year ended December 31, 2025, which includes shares valued at $847,062 and $1,260,187 during the year ended December 31, 2024. The Company repaid $198,943 on this loan during the year ended December 31, 2025. The outstanding loan balance at December 31, 2025 and 2024 was $9,595,223 and $9,794,166, respectively.

$5,450,000 December 28, 2023 Loan:

On December 28, 2023, the Company entered into a confidential settlement agreement and mutual general release with a former supplier. The loan bears interest at 5% per annum and is payable in full with the last loan payment. This settlement resulted in a gain to the Company of $2,235,986 and is reflected as a reduction of cost of sales (See Note 13).

During the years ended December 31, 2025 and 2024, the Company made payments of $2,622,201 and $2,000,000, respectively toward this loan. During June 2025, the supplier agreed to a Payoff Letter re: Settlement Agreement, resulting in a lesser prepay amount resulting in a gain to the Company of $180,244.

The outstanding loan balance at December 31, 2025 and 2024 was $0 and $2,802,445, respectively.

$3,020,824 March 27, 2024 Loan:

On March 27, 2024, the Company entered into a confidential settlement agreement and mutual general release with a supplier.

Note 11 — Notes Payable (cont.)

During the years ended December 31, 2025 and 2024, the Company made payments of $2,160,412 and $700,000 toward this loan, respectively. During June 2025, the supplier agreed to a Payoff Letter re: Settlement Agreement, resulting in a lesser prepay amount, resulting in a gain to the Company of $160,412. The outstanding loan balance at December 31, 2025 and 2024 was $0 and $2,320,824, respectively.

$418,100 May 1, 2024 Loan:

On May 1, 2024, the Company entered into a loan agreement of $418,100 with Shopify Capital Inc. for an advancement of working capital from its online processing account. The Company received $370,000 from Shopify Capital Inc. and $48,100 was an original issue discount. The loan bears a repayment rate of 25% of daily sales.

The payment of such amounts is secured by a security interest in certain assets, undertakings and property pursuant to the Security Agreement, which will be released upon receipt of total payments of $418,100.

The Company recognized amortization of original issue discount of $32,297 and $13,067, which is included in interest expense in the statement of operations and comprehensive (loss) income during the years ended December 31, 2025 and 2024, respectively. The outstanding loan balance at December 31, 2025 and 2024 was $0 and $269,488, respectively.

$118,650 May 22, 2024 Loan:

On May 22, 2024, the Company entered into a loan agreement of $118,650 with Shopify Capital Inc. for an advancement of working capital from its online processing account. The Company received $105,000 from Shopify Capital Inc. and $13,650 was an original issue discount. The loan bears a repayment rate of 25% of daily sales.

The payment of such amounts is secured by a security interest in certain assets, undertakings and property pursuant to the Security Agreement, which will be released upon receipt of total payments of $118,650.

The Company recognized amortization of original issue discount of $2,135 and $11,515, which is included in interest expense in the statement of operations and comprehensive (loss) income during the years ended December 31, 2025 and 2024, respectively. The outstanding loan balance at December 31, 2025 and 2024 was $0 and $16,425, respectively.

$800,000 December 5, 2024 Loan:

On December 5, 2024, the Company entered into a cash advance agreement of $800,000 with Cedar Advance LLC for an advancement of working capital. The Company received $760,000 and recorded $40,000 as interest expense. The loan bears a repayment rate of $41,100 per week. In conjunction with the advance, the Company issued 18,000 shares of common stock to the consultant who facilitated the facility and thus recognized $97,920 as interest expense.

The Company recognized total interest expense of $136,000 during the year ended December 31, 2024. The outstanding loan balance at December 31, 2024 was $0 due to the Company prepaying the remaining balance.

$2,268,000 February 2025 Loan:

On January 29, 2025, the Company entered into a cash advance agreement of $2,268,000 with Cedar Advance LLC for an advancement of working capital. The Company received $1,496,250 and recorded $771,750 as original issue discount. The loan bears a repayment rate of $81,000 per week with a total payment of $2,268,000. In conjunction with the advance, the Company issued 30,360 shares of common stock to the consultant who facilitated the facility and thus recognized $117,648 as financing cost.

The Company recognized total interest expense of $889,398 and during the year ended December 31, 2025. The outstanding loan balance at December 31, 2025 was $0.

Note 11 — Notes Payable (cont.)

$17,500,000 May 2025 Loan:

On May 30, 2025, the Company entered into a term loan credit agreement (the "Credit Agreement") with ACP Agency, LLC ("ACP"). The Credit Agreement consists of a $15.0 million term loan (the "Term Loan"), up to $2.5 million in a committed delayed draw facility (the "Delayed Draw Facility"), and up to $2.5 million in an uncommitted term loan incremental facility (the "Incremental Facility"), which facilities are secured by all of the assets of the Company and certain of its subsidiaries; including, without limitation, a pledge of the Company's equity interests in its subsidiaries and their respective rights to intellectual property. Further, the obligations of the Company under the Credit Agreement are guaranteed by the Company and certain of its subsidiaries. The proceeds of the Term Loan were used to repay existing indebtedness of the Company, pay related fees and transaction costs, and provided working capital to the Company. The proceeds of the Delayed Draw Facility were used to pay off indebtedness owed by the Company pursuant to certain settlement agreements. All capitalized words used but not defined herein have the meanings assigned in the Credit Agreement.

The Credit Agreement has customary representations, warranties and covenants including restrictions on indebtedness, liens, restricted payments and dividends, investments, asset sales and similar covenants and contains customary events of default. The Credit Agreement also contains covenants requiring the Company and its subsidiaries to maintain a maximum (x) consolidated senior net leverage ratio of (i) 3.25:1.00 for the quarter ending September 30, 2025, (ii) 3.25:1.00 for the quarter ending December 31, 2025, (iii) 3.00:1.00 for the quarter ending March 31, 2026, (iv) 2.75:1.00 for the quarter ending June 30, 2026, (v) 2.75:1.00 for the quarter ending September 30, 2026, and (vi) 2.50:1.00 for the quarter ending December 31, 2026 and each fiscal quarter ended thereafter and (y) a fixed charge coverage ratio of 1.20 for the quarter ending September 30, 2025 and each fiscal quarter ended thereafter.

Of the Term Loan, $175,000 is subject to repayment on each of January 1, 2026, July 1, 2026 and October 1, 2026, $525,000 on January 1, 2027 and the remaining balance is to be repaid in the amount of $350,000 beginning April 1, 2027 and the first day of each quarter thereafter. The Term Loan bears interest at a rate equal to the Term SOFR rate plus 8.50%. The Delayed Draw Facility and Incremental Facility, if applicable, shall bear interest following any advance of proceed thereunder, at a rate of either (x) (i) Term SOFR rate plus (ii) 8.5%, or (y) (i) a reference rate equal to the greater of (a) 6.0% per annum, (b) the federal funds rate plus 0.50% per annum, (c) the Term SOFR rate plus 1% per annum, and (d) the rate last quoted by The Wall Street Journal as the "Prime Rate" in the United States, plus (ii) 7.50%.

The Company received $15,000,000 of the Term Loan in May 2025 and $2,500,000 under the Delayed Draw Facility in June 2025. These proceeds were used to pay out existing debt. The Company recorded $2,385,954 as original debt discount. The Company recognized $360,511 as amortization during the year ended December 31, 2025. The unamortized balance amounts to $2,025,443 at December 31, 2025.

On March 24, 2026, the Company entered into a second amendment (the "Second Amendment") to its term loan credit agreement, dated May 30, 2025 (as previously amended, the "Credit Agreement", and as amended by the Second Amendment, the "Amended Credit Agreement"), with ACP Agency, LLC ("ACP"), as administrative agent and collateral agent, and the lenders party thereto. The Second Amendment amends certain provisions of the Credit Agreement, including provisions relating to the amortization schedule for the term loan, interest payment mechanics, pricing, the application of equity issuance proceeds, limitations on the Company's ability to elect Term SOFR-based interest, certain covenants, certain financial covenant levels and/or testing periods, and certain fee and expense provisions, as well as related Events of Default provisions. All capitalized terms used but not defined herein have the meanings assigned in the Amended Credit Agreement.

The Amended Credit Agreement provides for scheduled principal payments of $175,000 on each of July 1, 2026 and October 1, 2026, followed by a scheduled principal payment of $525,000 on January 1, 2027, and scheduled principal payments of $350,000 beginning April 1, 2027 and on the first day of each quarter thereafter.

Note 11 — Notes Payable (cont.)

The Amended Credit Agreement adds an Applicable Margin step-up pursuant to which, if the Company fails on or before September 30, 2026 to raise at least $10,000,000 of Net Cash Proceeds from Equity Issuances made on or after the Second Amendment Effective Date (and apply such proceeds as required under the Credit Agreement), then commencing October 1, 2026 the Applicable Margin will increase by 2.00% per annum for the applicable Loans until the Company satisfies that $10,000,000 equity raise condition and applies such proceeds as required. In addition, the Second Amendment modifies interest payment mechanics by requiring that the interest payment due on March 2, 2026 be paid in kind by capitalizing such interest and adding it to the then-outstanding principal amount of the Term Loan and permitting the Company, at its election and subject to providing the required notice, to pay all or a portion of the interest payment due on April 1, 2026 in kind through similar capitalization.

The Second Amendment also adds a Minimum Consolidated Adjusted EBITDA covenant with stated dollar thresholds, including a minimum Consolidated Adjusted EBITDA requirement of $500,000 for the fiscal quarter ended June 30, 2026 and $1,000,000 for the fiscal quarter ended September 30, 2026. The Second Amendment also revises the consolidated senior net leverage ratio testing levels and related testing periods (including a specified maximum ratio of 20.00:1.00 for the fiscal quarter ended December 31, 2025 and a revised step-down schedule thereafter).

The Second Amendment further revises certain mandatory prepayment provisions relating to equity issuance proceeds. As amended, Net Cash Proceeds from Equity Issuances received on or after the Second Amendment Effective Date (other than Excluded Equity Issuances) are to be applied such that the first $6,000,000 may be retained for general corporate purposes, the next $4,000,000 must be applied to prepay the outstanding principal amount of the Term Loan, and Net Cash Proceeds received in excess of $10,000,000 are subject to additional mandatory prepayment requirements, including a requirement to prepay 50% of such excess proceeds if the Company's Consolidated Senior Net Leverage Ratio as of the end of the most recent fiscal quarter ended on or before the date of receipt of such proceeds is equal to or greater than 2.50 to 1.00 and 0% of such excess proceeds if such ratio is less than 2.50 to 1.00. The Second Amendment also limits the Company's ability to elect Term SOFR-based interest by providing that, effective February 1, 2026, all outstanding Term SOFR Rate Loans are automatically converted to Reference Rate Loans and the Company may not elect the Term SOFR rate option for any Loans until it has made principal reduction payments from and after the Second Amendment Effective Date in an aggregate amount of not less than $4,000,000.

The Second Amendment also revises the "Change of Control" definition to include, among other circumstances, the acquisition of beneficial ownership of more than 40% (increased from 30%) of the aggregate outstanding voting or economic power of the Company's equity interests by any person or group (other than Jack Ross).

The Second Amendment also amends the Credit Agreement to include installment payment mechanics for certain legal expenses of ACP, amends the conditions under which the Company may make interest and principal payments on other indebtedness, and amends the prepayment provisions related to certain specified asset dispositions

In connection with the Second Amendment, on March 24, 2026 the Company issued a common stock purchase warrant (the "Lender Warrant") to Acme Credit Partners Fund I, LP (the "Holder"), a lender under the Credit Agreement. The Lender Warrant provides the Holder the right to purchase 3,000,000 shares of the Company's common stock at an exercise price of $0.00001 per share. The Lender Warrant has a ten-year term and becomes exercisable upon the occurrence of a "Qualified Event of Default," defined as the occurrence of any event of default under Section 8.1(a) of the Credit Agreement; the Lender Warrant terminates upon the indefeasible payment in full of all secured obligations under the Credit Agreement and related loan documents.

The Lender Warrant contains an issuance limitation providing that, until stockholder approval is obtained, the Company may not issue shares upon exercise if, after giving effect to such issuance, the Holder and its affiliates would beneficially own more than 19.9% of the Company's outstanding common stock (the "Beneficial Ownership Limitation"). The Company has covenanted to seek stockholder approval for issuances in excess of the Beneficial Ownership Limitation at the Company's next annual meeting of stockholders, to be held no later than June 30, 2026, and to use reasonable best efforts to solicit such approval and to cause the Company's board of directors to recommend approval. The Lender Warrant also provides for a cashless (net) exercise feature following a Qualified Event of Default.

Note 11 — Notes Payable (cont.)

The Term Loan bears interest at the greatest of 6.0% per annum, the Federal Funds Rate plus 0.50% per annum, Term SOFR rate plus 1.00% and the rate last quoted by The Wall Street Journal as the "Prime Rate" in the United States, plus 7.5%, 12.5% per annum at December 31, 2025, and matures on May 30, 2029.

The Company recognized interest expense of $1,326,732 during the year ended December 31, 2025 with an average interest rate of 12.7%.

The Company is required to make future payments as follows:

2026	$	525,000
2027	$	1,575,000
2028	$	1,400,000
2029	$	14,000,000

$3,024,000 November 2025 Advance:

On November 12, 2025, the Company entered into a cash advance agreement of $3,024,000 with Cedar Advance LLC for an advancement of working capital through the sale of receivables. The Company received $2,000,000 and recorded $1,024,000 as original issue discount. The loan bears a repayment rate of $84,000 per week with a total payment of $3,024,000. In conjunction with the advance, the Company issued 52,000 shares of common stock to the consultant who facilitated the facility and thus recognized $103,220 as financing cost.

The Company recognized total interest expense of $349,435 and during the year ended December 31, 2025. The outstanding loan balance at December 31, 2025 was $2,436,000, with unamortized debt discount of $777,785 resulting in a net carrying amount of $1,658,215.

As of December 31, 2025 and as of the date of filing this Annual Report, the Company was in compliance with all applicable covenants under its debt agreements.

Note 12 — Stockholders' Equity

The total number of shares of all classes of capital stock which the Company is authorized to issue is 300,000,000 shares of common stock with $0.00001 par value.

On October 22, 2024, our registration statement on Form S-1 (File No. 333-282780), as amended (the "Registration Statement") was declared effective by the SEC for our underwritten initial public offering in which we sold a total of 1,150,000 shares of our common stock, par value $0.00001 per share, at price to the public of $9.00 per share, for gross proceeds of $10,350,000. Roth Capital Partners, LLC acted as representative of the underwriters for the offering.

The offering closed on October 24, 2024 (the "initial public offering" or "IPO"). Following the sale of all the shares upon the closing of the initial public offering and the expiration of the over-allotment option, the offering terminated. We received net proceeds of approximately $8,397,044 after deducting underwriting discounts and commissions and the estimated offering expenses. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities, or (iii) any of our affiliates. There has been no material change in the planned use of proceeds from our initial public offering as described in the Prospectus.

The Company issued warrants on October 24, 2024 (the "Issuance Date") to purchase 103,500 shares to the underwriter as part of the IPO with an expiration date of (i) the third (3rd) anniversary of the Exercisability Date, defined as the Issuance Date, for Twenty Five Percent (25%) of the Warrant, (ii) the fourth anniversary of the Exercisability Date for Twenty Five Percent (25%) of the Warrant and (iii) the fifth (5th) anniversary of the Exercisability Date for Fifty Percent (50%) of the Warrant. The Company determined the fair value of the warrants of $490,443 during the year ended December 31, 2024 using the Black-Scholes fair value option-pricing model with the following

Note 12 — Stockholders' Equity (cont.)

weighted average assumptions: estimated fair value of the Company's common stock of $9.01, risk-free interest rates of 4.02%-4.03%, volatility of 69%-76%, expected term of 3-5 years and dividend yield of 0%. Because the warrants were issued in connection with the IPO, the fair value of the warrants was recorded as an offering cost and reflected as a reduction of additional paid-in capital.

During 2025 and 2024 the Company issued 82,360 and 18,000 shares, respectively, to a consultant who facilitated advances (see Note 11).

During 2025, the Company issued 428,570 pre-funded warrants to Knight as a partial settlement of debt. These warrants were fully exercised during the year ended December 31, 2025 (see Note 11).

During 2025, the Company issued 441,178 shares valued at $847,062 in conjunction with an assignment, assumption and release agreement with a note holder (see Note 11).

During 2025, the Company issued 60,000 shares valued at $127,200 to a consultant.

On August 27, 2025 the Company sold an aggregate of 1,750,000 shares at a price to the public of $2.50 per share, pursuant to that certain Underwriting Agreement, dated August 25, 2025, between the Company and Bancroft Capital, LLC, as representative of the several underwriters named in the Underwriting Agreement (the "Representative"). In addition, pursuant to the Underwriting Agreement, the Company granted the Representative a 45-day option to purchase up to 262,500 additional shares of Common Stock to cover over-allotments in connection with the Offering at the public offering price, less underwriting discounts and commissions.

Gross proceeds of the offering were $4,375,000, before deducting underwriting discounts and commissions of seven percent (7%) of the gross proceeds and estimated offering expenses. The Company used the net proceeds from the Offering for working capital and other general corporate purposes. Net proceeds from the offering were $3,719,546.

Pursuant to the Underwriting Agreement, the Company also issued to the Representative and its designees warrants to purchase 52,500 shares to the underwriter as part of an equity raise with an expiration date of (i) the third anniversary of the exercisability date (February 21, 2026) for twenty five percent (25%) of the warrant, (ii) the fourth anniversary of the exercisability date for twenty five percent (25%) of the warrant and (iii) the fifth anniversary of the exercisability date for fifty percent (50%) of the warrant. The Company determined the fair value of the warrants of $51,465 during the year ended December 31, 2025 using the Black-Scholes fair value option-pricing model with the following weighted average assumptions: estimated fair value of the Company's common stock of $2.09, risk-free interest rates of 3.59-3.69%, volatility of 60-70%, expected term of 3-5 years and dividend yield of 0%. Because the warrants were issued in connection with the IPO, the fair value of the warrants was recorded as an offering cost and reflected as a reduction of additional paid-in capital.

During 2025, the Company granted options to purchase 750,000 shares to a company owned by Mr. Jack Ross, the Chief Executive Officer of the Company, and options to purchase 150,000 shares each to three employees of the Company. The options have a five-year term. One-third (1/3) of the total number of shares of Common Stock (including fractional shares, as applicable) subject to these Options shall vest on the one (1) year anniversary of the Vesting Commencement Date and the remaining two-thirds (2/3) of the total number of shares of Common Stock (including fractional shares, as applicable) subject to this Option shall vest in equal monthly installments over the following twenty-four (24) months; provided, that the Optionholder remains actively providing services to the Company or any of its Affiliates as of each such date. The Company determined the fair value of the options of $1,395,685 during the year ended December 31, 2025 using the Black-Scholes fair value option-pricing model with the following weighted average assumptions; estimated fair value of the Company's common stock of $2.38, risk-free interest rate of 3.59%, volatility of 65%, expected term of 3.5 years and dividend yield of 0%.

As of December 31, 2025, and 2024, there were 11,483,926 and 8,721,818 shares issued, respectively, and 11,303,853 and 8,541,745 shares outstanding, respectively.

Note 13 — Commitments and Contingencies

Litigation:

From time to time the Company may become a party to litigation in the normal course of business. Management believes that there are no current legal matters that would have a material effect on the Company's financial position, results of operations or cash flows.

License Revenue:

During 2025 the Company entered into a license agreement with a company to license its IP to territories in the United Arab Emirates and Turkey. The Company recognized $1,500,000 as licensing revenue in conjunction with this agreement during March 2025, $500,000 during May 2025 and $900,000 during June 2025. Due to the instability in the countries, the licensee terminated the agreement in February 2026 with the Company, resulting in a reversal of the $2,900,000 license fee revenue during December 2025. Despite the termination, the Company is still pursuing the registration of the IP in those countries.

Note 14 — Stock Options and Warrants

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to employees and consultants under a stock option plan at December 31, 2025:

	Options Outstanding			Options Exercisable	
Exercise Price ($)	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Number Exercisable	Weighted Average Exercise Price ($)
$ 2.38	1,200,000	4.71	$ 2.38	—	$ —

The stock option activity for the year ended December 31, 2025 and 2024 is as follows:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2023.	252,102	$ 6.15
Granted	84,034	10.71
Exercised.	—	—
Expired or canceled.	(84,034)	(10.71)
Outstanding at December 31, 2024.	252,102	6.15
Granted	1,200,000	2.38
Exercised.	—	—
Expired or canceled.	(252,102)	(6.15)
Outstanding at December 31, 2025.	1,200,000	$ 2.38
Exercisable at December 31, 2025	—	$ —

Stock-based compensation expense related to options was $136,248 and $0 during the years ended December 31, 2025 and 2024, respectively, and is recognized using the straight-line method. Stock options outstanding as of December 31, 2025 and 2024, as disclosed in the above table, have an intrinsic value of $0 and $119,748, respectively. As of December 31, 2025, unamortized stock-based compensation costs related to options was $1,259,437 and will be recognized over a period of 2.75 years.

SYNERGY CHC CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Stock Options and Warrants (cont.)

The following table summarizes the changes in warrants at December 31, 2025:

	Warrants Outstanding			Warrants Exercisable	
Exercise Price ($)	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Number Exercisable	Weighted Average Exercise Price ($)
$ 2.75-11.70	156,000	3.35	$ 8.69	103,500	$ 11.70

The warrant activity for the year ended December 31, 2025 is as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2023	—	$ —
Granted	103,500	11.70
Exercised	—	—
Expired or canceled	—	—
Outstanding at December 31, 2024	103,500	11.70
Granted	481,070	0.30
Exercised	(428,570)	(0.00001)
Expired or canceled	—	—
Outstanding at December 31, 2025	156,000	$ 8.69
Exercisable at December 31, 2025	103,500	$ 11.70

Stock warrants outstanding as of both December 31, 2025 and 2024, as disclosed in the above table, have an intrinsic value of $0.

During June 2025, the Company issued 428,570 warrants valued at $899,993 to settle a loan payable to a shareholder. The Company determined the value of the warrants using the Black-Scholes fair value option-pricing model with the following weighted average assumptions: estimated fair value of the Company's common stock of $2.10, risk-free interest rate of 4.30%, volatility of 97%, expected term of 0.1 years and dividend yield of 0%.

Note 15 — Segments

Segment identification and selection is consistent with the management structure used by the Company's chief executive officer who is the Chief Operating Decision Maker (CODM) to evaluate performance and make decisions regarding resource allocation, as well as the materiality of financial results consistent with that structure. Based on the Company's management structure and method of internal reporting, the Company has one operating and reportable segment. The Company derives its revenue from the sale of nutraceuticals. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. Significant segment expenses include retailer promotions, freight and fulfillment, marketing and salaries. The Company's CODM reviews financial information presented and decides how to allocate resources based on net income. The Company does not have any intra-entity sales or transfers. The Company's CODM does not review operating results on a disaggregated basis; rather, the chief operating decision maker reviews operating results on an aggregated basis.

F-32

Note 15 — Segments (cont.)

Revenue attributed to customers in the United States and foreign countries for the years ended December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
United States	$ 27,318,377	$ 30,831,188
Canada	2,418,056	3,926,370
Mexico	623,660	3,638
Other	20,716	73,047
	$ 30,380,809	$ 34,834,243

The Company's revenue by product group for the years ended December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Nutraceuticals	$ 29,731,664	$ 33,392,094
Beverages	631,332	1,425,239
Consumer Goods	17,987	16,910
	$ 30,380,809	$ 34,834,243

The Company's revenue by major sales channel for the years ended December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Online	$ 8,131,385	$ 8,360,297
Retail	22,249,424	26,473,946
	$ 30,380,809	$ 34,834,243

The Company's significant expenses for the years ended December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Retailer promotions	$ 5,145,915	$ 6,337,344
Freight and fulfillment	2,401,984	2,026,259
Online marketing	3,391,220	2,884,752
Salaries and benefits, marketing	1,350,751	1,342,419
Royalties and commissions	770,312	342,141
Media credits	859,920	—
TV advertising	103,480	—
Other selling and marketing	199,821	447,686
Gain on payables	—	(389,169)
IT expenses	648,610	557,686
Salaries and benefits, non-marketing	3,316,213	2,239,736
Professional fees	1,623,331	372,305
Other general and administrative expenses	1,592,577	1,547,278
Stock based compensation	438,448	—
Board of Directors compensation	125,000	—
Reserve for bad debts	6,660,650	—
Amortization	133,334	133,334
	$ 28,761,566	$ 17,841,771

Note 15 — Segments (cont.)

Long-lived assets (net) attributable to operations in the United States and foreign countries as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
United States	$ 150,000	$ 283,333
Foreign countries.	—	—
	$ 150,000	$ 283,333

Note 16 — Subsequent Events

The Company evaluated its December 31, 2025 consolidated financial statements for subsequent events through the date the consolidated financial statements were issued and concluded that except as noted below, no subsequent events have occurred that would require adjustment or disclosure into the consolidated financial statements.

During January 2026, the Company repaid a short-term loan from a related party in the amount of $100,000 along with interest of $15,000.

Subsequent to December 31, 2025, the Company has repaid $175,000 of existing $17,500,000 May 2025 Loan.

During January 2026, the Company paid a bonus to a company owned by the CEO of $400,000 for 2026.

On March 10, 2026, the Company entered into an agreement with Cedar Advance LLC for a cash advance in the amount of $2,800,000 with a repayment amount of $3,500,000 if paid in 30 days. The Company received $980,000 after deducting $140,000 in fees and paying off prior advance of $1,680,000. The Company is required to make weekly payments of $100,800. In conjunction with the advance, the Company agreed to issue 118,000 shares of common stock to the consultant who facilitated the facility and thus recognized $153,400 as financing cost.

During March 2026, the Company entered into a confidential settlement agreement and mutual general release with a vendor. The Company has made payment of $420,000 toward this agreement and the outstanding balance is $280,000.

During March 2026, the Company laid off 13 employees in order to right size its overhead expenses.

During March 2026, the Company was notified by a major customer, Costco, that due to an over-stock of FOCUSfactor inventory, driven by the declining sales of 22%, they are in a position where they will not be ordering the majority of the product for their promotional endcaps for the remainder of the year.

During March 2026, the Company was notified by its subordinated lender, Sanders Morris Harris, LLC., that they believe their loan has a maturity date of March 31, 2026, and they do not intend to grant an extension on the maturity date, although the loan is fully subordinated to the senior lender.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SYNERGY CHC CORP.

Date: March 31, 2026

By: */s/ Jack Ross*
Name: Jack Ross
Title: Chief Executive Officer and Chairman
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *Jack Ross* Jack Ross	Chief Executive Officer and Chairman *(Principal Executive Officer)*	March 31, 2026
/s/ *Jaime Fickett* Jaime Fickett	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 31, 2026
/s/ *Alfred Baumeler* Alfred Baumeler	Director	March 31, 2026
/s/ *J. Paul SoRelle* J. Paul SoRelle	Director	March 31, 2026
/s/ *Nitin Kaushal* Nitin Kaushal	Director	March 31, 2026
/s/ *Teresa Thompson* Teresa Thompson	Director	March 31, 2026